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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-K

   [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                       or

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                          Commission file number: 24572

                               GENEMEDICINE, INC.
             (Exact name of registrant as specified in its charter)

                  Delaware                      76-0355802
   (State or other jurisdiction of     (IRS Employer Identification No.)
    incorporation or organization)

   8301 New Trails Drive, The Woodlands, Texas        77381-4248
      (Address of principal executive office)       (zip code)

                                  281/364-1150
              (Registrant's telephone number, including area code)

        Securities registered pursuant to Section 12(b) of the Act: None Securities registered pursuant to Section 12(g)of the Act: Common Stock, Par Value $0.001

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]    No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based upon the last sale price of the Common Stock reported on the National Association of Securities Dealers Automated Quotation System on March 23, 1998 was $33,758,225*.

The number of shares of registrant's Common Stock outstanding as of March 23, 1998 was 14,513,775.

DOCUMENTS INCORPORATED BY REFERENCE: Registrant's Proxy Statement for the 1998 Annual Meeting of Stockholders is incorporated by reference in Part III, Items 10, 11, 12 and 13 of this Form 10-K.

* Excludes 3,490,681 shares of Common Stock held by directors, executive officers and stockholders whose ownership exceeds ten percent of the shares outstanding on March 23, 1998. Exclusion of shares held by any person should not be construed to indicate that such person possesses the power, direct or indirect, to direct or cause the direction of the management or policies of the registrant or that such person is controlled by or under common control with the registrant.

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                               GENEMEDICINE, INC.
              ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED
                                DECEMBER 31, 1997

                                TABLE OF CONTENTS

PART I

Item 1.        Business............................................................................   3
                      Overview.....................................................................   3
                      Scientific and Industry Background...........................................   4
                      GeneMedicine Non-Viral Gene Therapy Technology...............................   5
                      Product Development..........................................................   7
                      Strategic Alliances..........................................................   9
                      Licensing and Research Agreements............................................  10
                      Patents and Proprietary Technology...........................................  11
                      Commercialization and Manufacturing..........................................  12
                      Government Regulation........................................................  12
                      Competition..................................................................  14
                      Product Liability Insurance..................................................  14
                      Risk Factors.................................................................  15
                      Human Resources..............................................................  19
                      Executive Officers of the Registrant.........................................  20

Item 2.        Properties..........................................................................  21
Item 3.        Legal Proceedings...................................................................  21
Item 4.        Submission of Matters to a Vote of Security Holders.................................  21

PART II
Item 5.        Marketfor Registrant's Common Equity and Related Stockholder Matters................  22
Item 6.        Selected Financial Information......................................................  23
Item 7.        Management's Discussion and Analysis of Financial Condition
               and Results of Operations...........................................................  24
Item 8.        Financial Statements and Supplementary Data.........................................  25
Item 9.        Changes in and  Disagreements with Accountants on Accounting and
               Financial Disclosure................................................................  25

PART III
Item 10.       Directors and Executive Officers....................................................  26
Item 11.       Executive Compensation..............................................................  26
Item 12.       Security Ownership of Certain Beneficial Owners and Management......................  26
Item 13.       Certain Relationships and Related Transactions......................................  26

PART IV
Item 14.     Exhibits, Financial Statement Schedules and Reports on Form 8-K.......................  27


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                                     PART I

ITEM 1.   BUSINESS

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include, but are not limited to, the early stage of GeneMedicine, Inc.'s development and technological uncertainty, future capital needs and uncertainty of additional funding, dependence on collaborative partners and licenses, the failure of existing or future partnerships to be successful, uncertainty of patent protection, uncertainty of government regulatory requirements, level of competition and rapid technological change, as well as those set forth in "Risk Factors" and elsewhere in this Form 10-K.

Overview

GeneMedicine, Inc. ("GeneMedicine" or the "Company") is engaged in the discovery and development of a new class of pharmaceutical products that incorporate genes ("gene medicines") for the treatment or prevention of serious diseases. The Company's gene medicines are designed to be well-characterized pharmaceutical products that are directly administered to patients. Gene medicines are designed to deliver genetic instructions to targeted cells in the body to produce therapeutic proteins or desired immune responses. Gene therapy requires the safe and convenient introduction of genes into specific cells of the body and the achievement of suitably sustained therapeutic levels of the desired protein or of the intended immune response. In addition, control of gene function is necessary so that protein production or immune response can be modified based on the patient's needs.

Gene medicines are intended for both acute and chronic use. They are designed to be administered through convenient and conventional routes, including intramuscular injection, inhalation and intravenous injection. The Company's initial business focus is the development of gene medicines for treating cancers, neuromuscular disorders, cardiovascular disease, and pulmonary diseases, as well as in the development of nucleic acid vaccines for therapeutic and prophylactic treatment of viral and bacterial infections. GeneMedicine intends to develop and commercialize its products through corporate alliances with major pharmaceutical and biotechnology companies.

GeneMedicine has established a broad proprietary position in non-viral gene therapy that includes: several key gene delivery and gene expression technologies; technology related to the manufacture of gene medicines; and, the use of certain genes to treat certain disease indications. The Company's core gene delivery technology includes lipid-, peptide-, and polymer-based systems, each of which can be applied to specific clinical targets. In October 1997, GeneMedicine announced issuance both in the U.S. and in Europe of a patent that covers the use for gene therapy of any cationic lipid combined with deoxyribonucleic acid ("DNA") and administered by injection or inhalation, the most common routes of administration. GeneMedicine has an exclusive worldwide license to the technology covered by this patent. Gene medicines also incorporate novel DNA sequences that may be used to control the tissue-specificity, duration and level of functioning of administered genes. The Company has developed patented GeneSwitch(TM) technology that may be used to turn off or to activate the expression of previously administered therapeutic genes in specific cells. GeneMedicine has created high-yield, low-cost and scaleable integrated manufacturing processes for the production of its gene medicines for clinical use.

The Company's current efforts in the development of cancer gene medicines are focused on its Interleukin-2 ("IL-2") Gene Medicine for the treatment of head and neck cancer. The IL-2 Gene Medicine is the Company's first product being developed through a corporate alliance with certain Boehringer Mannheim subsidiaries ("Boehringer Mannheim") of Corange International Ltd. ("Corange") which was acquired by Roche Holding Ltd. in March 1998. In August 1997, GeneMedicine commenced a Phase I clinical trial to study the safety and tolerability of its IL-2 Gene Medicine. An additional IL-2 Gene Medicine Phase I clinical trial conducted in Germany in collaboration with Boehringer Mannheim commenced shortly thereafter. In January 1998, GeneMedicine announced that it was re-examining potential target indications for its Insulin-like Growth Factor-I ("IGF-I") Gene Medicine and would not start a previously scheduled Phase I clinical trial for this product. GeneMedicine received clearance from the U.S. Food and Drug Administration ("FDA") late in the fourth quarter of 1996 to commence the Phase I clinical trial to study the safety and tolerability of the IGF-I Gene Medicine, but no patients had been enrolled in the trial. The reasons for the Company's decision not to


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proceed with the trial were the restrictive criteria placed on the patients'
qualifications for enrollment in this trial and the Company's assessment of the relative market opportunities for the product. GeneMedicine is currently conducting preclinical studies on the IGF-I Gene Medicine as part of the Company's examination of clinical indications for the product. The IGF-I Gene Medicine is intended for the treatment of focal motor neuropathy and has further potential broad application in the treatment of muscle disorders and neuropathies that afflict large patient populations and are not adequately addressed by current therapies, if at all.

SCIENTIFIC AND INDUSTRY BACKGROUND

Gene therapy is a method for the treatment or prevention of disease that uses genes to provide the patient's cells with the genetic instructions necessary to produce specific therapeutic proteins needed to correct or to modulate disease. In comparison, traditional pharmaceutical approaches have focused on the development of small molecule drugs that work generally by interacting with certain protein targets that are involved in the disease processes and either enhance or inhibit the function of those proteins. However, many small molecule drugs lack selectivity and cause side effects by interactions with unwanted protein targets. Often the molecular mechanism of action of a small molecule drug is unclear. The development of small molecule drugs typically takes a long time and is costly. With protein-based therapeutics developed by biotechnology companies, the therapeutic protein is directly administered to the patient, but protein-based therapeutic products are very inefficient in entering cells and are difficult to manufacture. The practical use of protein-based therapeutics has been limited to a small number of "circulating proteins." Drug discovery and development is increasingly benefiting from the intensive efforts by academic groups and genomic companies to discover genes and understand their functions. The human genome contains an estimated 100,000 genes. To date, research has identified about 40,000 of these genes. Only approximately 5,000 genes have been characterized as to their full function, however, it is estimated that the elucidation of the human genome could be completed in the next five years. It is expected that this genomic information will expand the opportunities for gene therapy, provide more selective target proteins for small molecule drugs, and reveal new candidates for protein-based therapeutic products.

Each cell in the body has the ability to produce thousands of the different proteins that are essential for cellular structure, function and growth. Genes are segments of DNA present in each cell in the body, which provide the information the cells use to produce proteins. Protein production begins in the nucleus of the cell when the gene is copied (transcribed) into a precursor ribonucleic acid (called pre-mRNA) which is processed in the nucleus to ribonucleic acid ("RNA") known as "messenger RNA." Messenger RNA then moves from the nucleus of the cell into the cell's cytoplasm, where it is "translated" by the cell into protein. The process of transcription and translation that results in protein production by the cell is called gene expression. Different types of cells express distinct sets of genes and, therefore, produce different sets of proteins. The cells look different and perform different functions. Effective gene therapy requires the delivery of the therapeutic gene to specific targeted cells.

Gene therapy approaches currently in development may be distinguished by the methods used to transfer or deliver therapeutic genes to the patient. These methods include the use of (i) cells genetically altered ex vivo (outside the body) with viruses or other gene-transfer methods, (ii) viruses (such as retrovirus and adenovirus) which have been genetically modified so that they cannot reproduce and infect other cells, and (iii) synthetic formulations of plasmids. The Company believes that ex vivo and virus-based gene therapy approaches have significant clinical and commercial limitations. Both viral and non-viral ex vivo approaches involve complex procedures whereby the target cells must be removed from the patient, modified with the therapeutic gene, expanded in number, cleansed of contaminants and then reintroduced into the patient. In addition, most ex vivo and some in vivo gene therapies result in a permanent genetic alteration of the cell, which generally precludes the ability to modulate treatment in response to therapeutic needs. While a number of viral gene therapies currently in development can potentially be suitable for direct administration, safety issues may limit their further development. These include adverse immune responses, inflammation and the development of antibodies that may block the activity of the virus-based gene therapy and prevent repeated administration.

Non-viral methods are based on the direct administration to patients of plasmid-based gene expression systems that contain a therapeutic gene as well as genetic sequences that direct the cell to transcribe and translate this gene into a therapeutic protein. Plasmids are closed loops of DNA that can be produced in bacteria through fermentation. In the majority of cases, plasmid-based gene therapy requires the use of a synthetic gene delivery system to deliver the gene


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expression system to the nucleus of specific target cells within the body. Non-
viral gene therapy systems can be administered by conventional and convenient methods such as intramuscular injection, inhalation or intravenous injection, can provide increased safety over viral gene therapy approaches and can be degraded from the body by natural processes allowing the gene medicine to be administered repeatedly.

GENEMEDICINE NON-VIRAL GENE THERAPY TECHNOLOGY

GeneMedicine believes that gene medicines may provide a new quality of pharmaceutical treatment that is not attainable through the use of small molecule drugs or protein-based therapeutic products. In addition, the Company believes that the non-viral plasmid-based gene medicines which it is developing will have significant clinical and commercial advantages over other gene therapy methods. These advantages include increased safety and direct administration benefits; enhanced delivery of the therapeutic gene to specific target cells; and the ability to control the level and site of therapeutic protein production. The Company believes its gene medicines can provide cost-effective and convenient treatments for a wide variety of diseases and disorders without the safety concerns and practical limitations that accompany certain virus-based or ex vivo gene therapies as well as small molecule drugs and protein based therapeutic products.

A gene medicine contains three components: a therapeutic gene that codes for a specific therapeutic protein; a gene delivery system that controls the location of the gene within the body; and a plasmid-based gene expression system that may serve to control the location, level and duration of expression of the therapeutic gene as well as the location of the resultant protein.

Each biological target for gene therapy, such as muscle, solid tumors, the lungs or the cells of the immune system, has a different structure and biochemistry. The Company believes that for effective gene therapy each biological target requires a specific gene delivery and gene expression system. GeneMedicine is currently developing non-viral technology platforms, each consisting of a gene delivery system and a gene expression system for several target tissues including: muscle, solid tumors, tumor endothelium, antigen presenting cells, lung airways, and liver hepatocyte cells.

The gene delivery system brings the plasmid into contact with the desired cell and facilitates internalization of the plasmid across the cellular membrane. This plasmid gene expression system then moves to the nucleus of the cell, where gene expression begins, resulting in the production of a therapeutic protein through the steps of transcription and translation. The Company can engineer the gene expression system to control whether the resulting protein will remain within the cell for an intracellular effect or whether it will be secreted from the cell for either a local or systemic effect. The gene expression system can also be adjusted to control the level of protein production, as well as the location and duration of gene expression. The Company's gene medicines are designed to produce therapeutic levels of protein over a period of several days to several months.

GeneMedicine anticipates that its gene expression systems will remain separate from the cells' chromosomal DNA and degrade from the body. Use of the Company's gene medicines is intended to be analogous to conventional pharmaceuticals because they are designed to be administered repetitively if necessary to a patient according to a dosing schedule that matches the extent and severity of the disease and can also be used to treat acute or chronic diseases.

GENE DELIVERY SYSTEMS

GeneMedicine is developing gene delivery systems based on three broad classes of materials-lipids, polymers and peptides. The Company has certain rights to materials in each of these classes.

Lipids

GeneMedicine has exclusive and co-exclusive licenses to in vivo gene therapy uses of certain cationic lipid gene delivery technologies. In October 1997, GeneMedicine announced issuance both in the U.S. and in Europe of a patent that covers the use for gene therapy of any cationic lipid combined with DNA and administered by injection or inhalation, the most common routes of administration. GeneMedicine has an exclusive worldwide license to


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   the technology covered by this patent. In 1994, GeneMedicine obtained a worldwide co-exclusive license, with the right to sublicense, from Syntex (U.S.A.) Inc. ("Syntex") its cationic lipid gene delivery technology (DOTMA) for in vivo gene therapy uses. The Company has shown that gene delivery systems containing cationic lipid combined with neutral lipids enhance the cellular uptake of plasmid-based gene expression systems in animals. These lipid-based gene delivery systems have been demonstrated to enhance the entry of genes into tumor cells after intratumoral administration and also to deliver genes to the endothelium and epithelium of the lung after intravenous administration and inhalation, respectively. The Company is using one of its proprietary cationic lipid gene delivery systems in its IL-2 Gene Medicine product intended for the treatment of head and neck cancer. In addition, the Company's academic collaborators are employing cationic lipid gene delivery systems in three physician-initiated clinical trials: a Phase I clinical trial to deliver genes to cells lining the airways; and two Phase II clinical trials to deliver genes to endothelium cells lining the blood vessels of muscle tissue and of the heart. The Company also is pursuing the discovery and development of several novel classes of lipid molecules for enhancing gene delivery to a variety of tissues.

   Polymers

   The Company has developed gene delivery systems that employ certain polymers which, in certain formulations for conventional drugs, are approved for human use. The Company has shown that these polymers interact with plasmids and facilitate the delivery of genes into muscle cells in vivo after intramuscular administration. The Company is employing its proprietary polymeric PINC (Protective, Interactive, Non-Condensing) gene delivery system in its IGF-I Gene Medicine. The Company's scientists have demonstrated in animal models that the use of polymeric PINC gene delivery systems can lead to a significant increase in both the level and the reproductabilty of proteins produced in muscle compared to the administration of plasmids formulated in saline (so-called "naked" DNA).

   Peptides

   GeneMedicine is creating and developing gene delivery systems made up of short synthetic peptides and peptides containing simple sugars (glycopeptides). The peptides are designed to bind to gene expression systems to form a tightly compacted complex, which the Company believes is important for gene expression systems to gain access to certain types of cells. The glycopeptides are designed to interact specifically with natural receptors present on the surfaces of target cells and to effect the entry of the gene expression system through the membrane and into those cells. The Company also has developed certain gene delivery systems designed to enhance the movement of the gene expression system to the cell nucleus where gene expression occurs. The Company is developing glycopeptide gene delivery systems for gene medicines targeting the hepatocyte cells in the liver after intravenous administration. In addition, the Company's peptides can be utilized in combination with other materials such as cationic lipids.

   GENE EXPRESSION SYSTEMS

   The proprietary gene expression systems of GeneMedicine are designed to provide therapeutic levels of protein expression at selected sites within the body. These systems may incorporate cell-specific regulatory elements to cause transcription in specific cells. The Company's gene expression systems also can contain genetic elements that control the processing of the RNA transcripts to messenger RNA, the stability of messenger RNA and the efficiency of secretion of the gene product from the cell. Gene expression systems may contain GeneSwitch(TM) technology to enable the expression of a therapeutic protein to be regulated by administration of certain low molecular weight drugs.

   Cell-Specific Promoters

   GENEMEDICINE is developing plasmids containing cell-specific promoters that allow gene expression to be restricted to certain cells within the body. Cell- specific gene expression systems are being developed for several targets including certain tumors, muscle cells, the liver and the immune system. The Company believes that cell-specific expression can enhance the effectiveness, safety and reliability of gene therapy products.


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RNA Processing

The Company has demonstrated that certain DNA sequences, when incorporated into gene expression systems, can increase the duration and level of gene expression in vitro and in vivo. Such genetic elements increase the efficiency and accuracy of RNA processing, which leads to an increase in the amount of messenger RNA produced from the gene expression system. These genetic elements increase the stability of the messenger RNA. Particular genetic elements increase the ability of messenger RNA to direct the synthesis of the protein product. The Company has also shown that other DNA sequences, when incorporated into gene expression systems, can control the secretion of a gene product from several types of cells.

Drug-Controlled GeneSwitch-TM-

The Company is developing gene-switch technology which has the capability to turn off or activate the expression of previously administered therapeutic genes in specific cells by means of certain low molecule weight drugs that are used in humans for various therapeutic applications. Gene expression continues for as long as the drug is present within the cell. Using a prototype of the GeneSwitch-TM- technology, GeneMedicine has demonstrated drug-controlled activation of therapeutic genes in animals in several tissues. The Company has developed cell-specific gene switches that have been shown in vivo to provide for both drug-activated and cell-specific gene expression.

PRODUCT DEVELOPMENT

The Company's business focus is the development of gene medicines for treating cancers, neuromuscular disorders, cardiovascular disease, and pulmonary diseases, as well as in development of nucleic acid vaccines for the therapeutic and prophylactic treatment of viral and bacterial infections. GeneMedicine intends to develop and commercialize its products through corporate alliances with major pharmaceutical and biotechnology companies.

CANCER GENE MEDICINES

GeneMedicine is developing cancer gene medicines that incorporate plasmids encoding certain cytokine genes. The gene medicines are designed to provide localized expression of the cytokines which result in potent anti-tumor effects with minimal systemic exposure and which promote immune responses against tumors. A corporate alliance with Boehringer Mannheim provides for research and development of gene medicines to treat head and neck tumors and melanoma. The Company's IL-2 Gene Medicine for the treatment of head and neck cancer is the subject of early human clinical trials, and the Company's other cancer gene medicines are at research and preclinical development stages.

In August 1997, GeneMedicine commenced a Phase I clinical trial to study the safety and tolerability of its IL-2 Gene Medicine for the treatment of head and neck cancer. An additional IL-2 Gene Medicine Phase I clinical trial conducted in Germany in collaboration with Boehringer Mannheim commenced shortly thereafter. There can be no assurance, however, that the Phase I clinical trials of the IL-2 Gene Medicine will be completed successfully within any specific time period, if at all. GeneMedicine has demonstrated using animal models of head and neck cancer that its IL-2 Gene Medicine slows the rate of tumor progression and increases animal survival. More than 40,000 patients in the United States and 75,000 patients in Europe are diagnosed with head and neck cancer each year. While head and neck cancers are slow to metastasize, current therapies do not provide effective treatment in that recurrence of the tumor is common and mortality in the first five years after diagnosis is approximately 30 percent. The IL-2 Gene Medicine is intended to be used initially in conjunction with surgery and radiotherapy to reduce disease recurrence and to extend survival.

The IL-2 Gene Medicine is comprised of a plasmid encoding the human IL-2 gene and a proprietary cationic lipid gene delivery system that enhances uptake of the gene into the target cells after direct intratumoral injection. This product is designed to provide sustained, localized expression of the IL-2 protein and to promote an immune response against the tumor. The use of a cationic lipid gene delivery system is also intended to enable repeated administration of the IL-2 gene in a safe and effective manner. IL-2 is an important human cytokine that has multiple functions and which plays a major role in the body's immune response to foreign pathogens and tumors. A recombinant IL-2 protein product has


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FDA approval for the treatment of renal cell carcinoma. In addition, the IL-2 protein has demonstrated clinical responses in several other types of cancer. The application of the recombinant protein in the treatment of cancer is limited by its short half-life and by significant toxicity when administered systemically. In contrast, the IL-2 Gene Medicine is designed to control the sustained production of the IL-2 protein in the tumor mass, thereby avoiding potentially harmful systemic levels of the IL-2 protein. The technologies developed for therapy of solid tumors of the head and neck may be applicable to a wide range of solid tumors and systemic metastases. Additional candidate gene medicine products for head and neck cancer are currently in research and preclinical studies.

GROWTH FACTOR GENE MEDICINES

The Company believes that the controlled delivery and expression of growth factor genes can have important benefits for the treatment of disease conditions arising from inadequate repair and regeneration of tissue. The localized delivery of certain gene medicines may cause the sustained production of growth factor proteins that can induce the growth of local tissue to correct the underlying condition. Current identified areas of opportunity for growth factor gene medicines include: neurotrophic and myotrophic gene medicines for the treatment of focal neuropathies, and angiogenic genes for the treatment of critical ischemia in the heart or the peripheral circulation. Each of these applications has separate demands with respect to the targeted cell.

IGF-I Gene Medicine

The Company believes that several muscle and peripheral nerve disorders can be treated effectively with gene medicines that cause the localized production of therapeutic proteins after intramuscular administration. Furthermore, delivery of certain gene medicines to muscle cells could cause the intended sustained production and secretion of therapeutic proteins systemically. The Company has developed proprietary polymer gene delivery systems that have been shown to enhance the in vivo level and reproducibility of gene expression significantly over naked DNA. The Company's primary focus in this product area is the development of its IGF-I Gene Medicine.

GeneMedicine received clearance from the FDA late in the fourth quarter of 1996 to commence a Phase I clinical trial to study the safety and tolerability of the IGF-I Gene Medicine. In January 1998, GeneMedicine announced that it is re-examining potential target indications for its IGF-I Gene Medicine and would not start the previously scheduled Phase I clinical trial. No patients had been enrolled in the clinical trial. The reasons for the Company's decision not to proceed with the trial were the restrictive criteria placed on the patients' qualifications for enrollment in this clinical trial and the Company's assessment of the relative market opportunities for the product. GeneMedicine is currently conducting preclinical studies on the IGF-I Gene Medicine as part of the Company's examination of clinical indications for the product. The IGF-I Gene Medicine is intended for the treatment of focal motor neuropathy and has further potential broad application in the treatment of muscle disorders and neuropathies that afflict large patient populations and are not adequately addressed by current therapies, if at all.

GeneMedicine has shown in a series of animal models that its IGF-I Gene Medicine promotes nerve and muscle growth and provides sustained expression of the IGF-I protein for several weeks after a single administration. The IGF-I Gene Medicine incorporates the human IGF-I gene with one of the Company's proprietary gene delivery systems, a polymeric PINC system that enables gene delivery to skeletal muscle, and a proprietary muscle-specific gene expression system. This product is designed to provide sustained, localized expression of the IGF-I protein after direct intramuscular injection to repair nerves and restore muscle mass and strength. The product's non-viral gene delivery system is intended to reduce the likelihood of an immunogenic response and thereby allows for repeat administration over a prolonged period of time.

Vascular Growth Factor Gene Medicine

GeneMedicine has provided one of its proprietary lipid gene delivery systems to scientists at Kuopio University in Finland for two Phase II, physician-initiated clinical trials involving gene therapy following angioplasty. These scientists are using the GeneMedicine delivery system to deliver a vascular endothelium growth factor (`VEGF')


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gene medicine by catheter to prevent the proliferation of smooth muscle cells and reclosure of the vessels in patients who are undergoing either a coronary angioplasty or peripheral angioplasty. The coronary angioplasty trial will involve up to 90 patients, one third of which will receive a VEGF gene medicine using the GeneMedicine proprietary lipid gene delivery system. The peripheral angioplasty trial will involve up to 75 patients, one third of which will receive a VEGF gene medicine using the GeneMedicine proprietary lipid gene delivery system.

PULMONARY GENE MEDICINES

GeneMedicine has provided one of its proprietary lipid gene delivery systems and alpha-1 antitrypsin ("AAT") gene expression systems to scientists at Vanderbilt University ("Vanderbilt"). Under a physician-initiated Investigational New Drug Application ("IND"), researchers at Vanderbilt have incorporated the AAT gene in these systems and are conducting Phase I human clinical studies of this gene medicine as part of a study on the possible treatment for AAT deficiency, a significant contributor to the development of emphysema. Approximately 160,000 people in the United States have AAT deficiency and about 23,000 of these people are at risk for hereditary emphysema. GeneMedicine retains the right to commercialize this product.

NUCLEIC ACID VACCINES

GeneMedicine is adapting its expertise in the delivery and control of expression of genes to opportunities in the field of nucleic acid vaccines. The prospective advantages of nucleic acid vaccines include: more precise control of expression of antigens in the body and greater specificity of the immune response against the pathogen; the ability to express several antigens for protection from the same or multiple disease causing organisms; and, potentiation of long-term antigenic memory and more robust cellular and humoral immune response.

In addition, nucleic acid vaccines may be created to provide immunization against diseases where no vaccine currently exists, and with costs and compliance potentially better than traditional vaccine approaches. The Company has identified disease targets, gene candidates and appropriate animal models and has begun to conduct its initial research in the field.

STRATEGIC ALLIANCES

The Company intends to develop and commercialize all of its products in corporate partnerships with major pharmaceutical and biotechnology companies. There can be no assurance, however, that the Company's current or future partnership arrangements will be successful or established on favorable terms. Should any corporate partner fail to develop or commercialize successfully any product to which it has rights, or any of the partner's products to which GeneMedicine has rights, the Company's business may be adversely affected. In addition, there can be no assurance that any of these collaborations will be continued or result in successfully commercialized products. Failure of a corporate partner to continue funding any particular program could delay or halt the development or commercialization of any product arising out of such program. The Company's Syntex Alliance (defined below) ended in accordance with its terms in April 1997. In addition, there can be no assurance that corporate partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs.

Effective February 1995, GeneMedicine entered into a corporate partnership agreement with Corange the parent company of Boehringer Mannheim, providing for research and development of gene medicines to treat head and neck tumors and melanoma (the "BM Alliance"). GeneMedicine also granted Boehringer Mannheim an option, which expires May 3, 1998, to expand the collaboration to include additional cancer indications. Boehringer Mannheim may exercise its option by agreeing to fund additional research and development at GeneMedicine commensurate with the initial BM Alliance. Pursuant to the BM Alliance, Boehringer Mannheim agreed to fund $25 million of research and development at GeneMedicine at the rate of $5 million a year and make an aggregate equity investment in GeneMedicine of $20 million at the rate of $4 million a year. The prices per share for common equity investments by Boehringer Mannheim for the years 1996 through 1999 are based upon the average closing price for the 15 consecutive trading days immediately preceding February 1 for each year, with the purchase in 1996 at a 20 percent premium. In no case are the purchase prices to be less than $7.50 per share. Research and development funding of $4.6 million, $5 million and $5 million were received in 1995, 1996, and 1997, respectively. The first four $4 million equity investments were made in July 1995, February 1996, February 1997 and February 1998 in which 444,444, 418,629, 533,333 and 533,333 common shares were issued at $9.00, $9.56, $7.50 and $7.50 per share, respectively. All remaining payments to the Company are subject to the achievement of certain milestones. In February 1997, the Company received a milestone payment of $500,000 for achievement of FDA clearance to commence the Phase I clinical trial for the IL-2 Gene Medicine. If GeneMedicine continues to meet the milestones for the development of a gene medicine to treat head and neck cancer under the BM Alliance, the Company may be entitled to additional milestone payments of up to $3.25 million. If GeneMedicine fails to reach certain milestones after the fifth anniversary of the agreement, it may have to fund an additional year of research at its own expense, not to exceed $5 million. Under the BM Alliance, upon successful completion of Phase II clinical testing, GeneMedicine may elect either to receive up to 50 percent of profits by agreeing to share development and commercialization expenses or to receive royalty payments based on worldwide product sales.

In April 1994, the Company and Syntex (U.S.A.) Inc., now a subsidiary of Roche Holding Ltd., entered into a corporate partnership for the development of gene medicines for certain inflammatory and immunological disorders (the "Syntex Alliance") providing for a three-year research program. This alliance ended in accordance with its terms in April 1997. Pursuant to the Syntex Alliance, GeneMedicine obtained a worldwide co-exclusive license, with the right to sublicense, from Syntex its cationic lipid gene delivery technology (DOTMA) for in vivo gene therapy uses. The rights under this agreement continue even though the Company's Syntex Alliance ended. In connection with the commencement of the Syntex Alliance, Syntex purchased 3,750,000 shares of the Company's Series B Preferred Stock. The Series B Preferred Stock is convertible into Common Stock on a 3.5-to-one basis by the holder at any time and by the Company (i) upon the Company's Common Stock trading at an average price of $14.00 or more per share for 30 consecutive trading days, (ii) upon completion of a public offering with minimum gross proceeds of $10 million at a minimum price of $14.00 per share or
(iii) after April 8, 1998. The 3,750,000 shares of Series B Preferred Stock are convertible into an aggregate of 1,071,428 shares of Common Stock. The holders of the Series B Preferred Stock are entitled to receive an aggregate liquidation preference of $15 million, after which assets would be distributed ratably to the holders of Common Stock. The liquidation preference also applies in the event of a merger or sale of all or substantially all of the Company's assets. In connection with the same transaction, Syntex also acquired a five-year warrant to purchase 1,071,428 shares of the Company's Common Stock at an exercise price of $21.00 per share. The Company has the right to accelerate the termination of the warrant at any time.

LICENSING AND RESEARCH AGREEMENTS

SYNTEX

The Company has a worldwide co-exclusive license, with the right to sublicense, from Syntex to its DOTMA technology for in vivo gene therapy uses. The rights under this agreement continue even though the Company's Syntex Alliance ended in accordance with its terms in April 1997.

BAYLOR COLLEGE OF MEDICINE

The Company has several agreements with Baylor College of Medicine ("Baylor") pursuant to which the Company has exclusive rights to certain current and future gene therapy technologies developed by the Company's founding scientists and their collaborators, as well as access to certain additional technology as it is developed by such individuals.

UNIVERSITY OF CALIFORNIA

GeneMedicine has an exclusive, worldwide license from the University of California to certain gene delivery technologies and improvements developed by Dr. Frank C. Szoka, Jr., one of the Company's founders, at the University of California, San Francisco ("UCSF"). Dr. Szoka's laboratory at UCSF is developing gene delivery systems to transport genes across membranes for delivery to their targeted cells and organs. GeneMedicine also has an exclusive consulting relationship with Dr. Szoka in the field of gene therapy.

VANDERBILT UNIVERSITY

The Company has an exclusive, worldwide license from Vanderbilt University to certain gene delivery technologies and improvements developed by Dr. Kenneth Brigham. The license pertains to rights under a patent covering formulations of cationic lipid and DNA, including those containing additional components such as neutral lipids, polymers or peptides, used for gene therapeutic products and gene-based vaccines that are administered to patients by injection or inhalation.

PATENTS AND PROPRIETARY TECHNOLOGY

Patents and other proprietary rights are important to the Company's business. The Company's policy is to file patent applications and protect technology, inventions and improvements to inventions that are commercially important to the development of its business. The Company also relies on trade secrets, know-how, continuing technology innovations and licensing opportunities to develop and maintain its competitive position. To date, the Company has filed or participated as a licensee in the filing of numerous patent applications in the United States relating to the Company's technology, as well as foreign counterparts of certain of these applications in many countries. The Company has licensed from Syntex certain rights under certain United States and foreign patents claiming the use of DOTMA for in vivo gene delivery. GeneMedicine has licensed from Vanderbilt exclusive worldwide rights to certain United States and European patent rights covering the gene therapy use of any cationic lipid combined with DNA and administered by injection or inhalation. The Company also has licensed from Baylor rights under a patent covering all gene therapy applications of the Company's GeneSwitch(TM) technology and a patent claiming the use of a muscle-specific gene expression system.

The Company presently has proprietary rights to only a limited number of genes, and the Company may need to obtain licenses to other gene sequences or technology to which it currently has no proprietary rights. There can be no assurance that the Company will be able to obtain such licenses on commercially reasonable terms, or at all. If required licenses are not available to the Company, the Company may not be able to develop or market certain products.

The patent positions of pharmaceutical and biotechnology firms are generally uncertain and involve complex legal and factual questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents. Consequently, although the Company is currently prosecuting several patent applications in the United States and worldwide, the Company does not know whether such applications will result in the issuance of any patents, or, if issued, whether any such patents will provide sufficient protection against competitors with similar technology, or whether such patents will be challenged successfully or circumvented. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company's or its licensors' pending applications or that the Company or its licensors were the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that block or compete with those of the Company. The Company is aware of patent applications filed or patents issued to third parties relating to gene therapy technologies. The Company's development efforts are at an early stage, however, and the Company presently is unable to evaluate whether any such patent applications or patents will have any effect on its products in development.

Patent litigation is becoming more widespread in the biotechnology industry and it is not possible to predict how any such litigation will affect the Company. Litigation may be necessary to defend against or assert claims of infringement, to enforce patents issued to the Company, to protect trade secrets or know-how owned by the Company or to determine the scope and validity of the proprietary rights of third parties. Such litigation could result in substantial costs to and diversion of resources by the Company and may have a material adverse impact on the Company. There can be no assurance that any of the Company's issued or licensed patents would be held valid by a court of competent jurisdiction or that efforts to defend any of such patents by the Company will be successful.

The Company also relies on trade secrets, know-how, improvements to technology, confidentiality agreements and the pursuit of collaborative and licensing opportunities to develop and maintain its competitive position. There can be no assurance that third parties will not independently develop equivalent proprietary information or techniques, will not gain access to the Company's trade secrets or disclose such technology to the public, or that the Company can maintain and protect unpatented proprietary technology. The Company requires its employees, consultants, collaborators and other advisors to execute confidentiality agreements upon commencement of employment or other relationships with the Company. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for the Company's technology in the event of unauthorized use or disclosure of such information, or that the parties to such agreements will not breach such agreements.

COMMERCIALIZATION AND MANUFACTURING

GeneMedicine currently operates no manufacturing facilities for commercial production. GeneMedicine intends to develop and commercialize its gene medicines through alliances with major pharmaceutical and biotechnology companies. Furthermore, the Company may rely on corporate partners, licensees or other entities for commercial scale manufacturing and marketing of its products. There can be no assurance, however, that the Company will be able to reach satisfactory arrangements with such parties or that such arrangements will continue and not be terminated. In addition, there can be no assurance that any such arrangement will be successful or that its partners will be able to develop adequate manufacturing capabilities for commercial scale quantities of gene medicines. Furthermore, the large scale manufacturing of gene therapy products has not been demonstrated by any party.

The Company has developed proprietary manufacturing processes for production of plasmid and formulated gene medicine for use in early clinical trials. The Company has manufactured under current Good Manufacturing Practices ("cGMP") conditions the IL-2 Gene Medicine for Phase I clinical trials and plasmids for a physician-initiated clinical trial at Vanderbilt. The Company's plasmids are produced in bacterial cells utilizing traditional fermentation and purification techniques. The Company believes that certain physical and physicochemical characteristics of its gene expression systems will enable each of its products to be produced and purified using consistent methods that will minimize the cost and risk of the manufacturing process. The processes used by the Company are new and there can be no assurance that such processes will be effective, accurate or cost effective.

GOVERNMENT REGULATION

The production and marketing of the Company's proposed products and its research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, pharmaceutical products are subject to rigorous regulation by the FDA. Such products are regulated under the Federal Food, Drug, and Cosmetic Act, and biological products, in addition to being subject to certain provisions of this act, are regulated under the Public Health Service Act. These laws and the regulations promulgated thereunder govern, among other things, testing, manufacturing, safety, efficacy, labeling, storage, record keeping, and advertising and promotional practices involving drugs and biological products. At the FDA, the Center for Biologics Evaluation and Research is responsible for the regulation of biological products and has handled the regulation of most gene therapy products to date. At the present time, the Company believes that its products will be regulated by the FDA and comparable foreign regulatory bodies as biologics.

In addition to the FDA requirements, the National Institutes of Health ("NIH") has established guidelines for research involving recombinant DNA molecules, which are utilized by the Company and certain of its collaborators in their research. These guidelines apply to all recombinant DNA research which is conducted at or supported by the NIH. Under current guidelines, proposals to conduct clinical research involving gene therapy which is conducted at institutions supported by the NIH must be filed with the Recombinant DNA Advisory Committee and the NIH.

The steps required before a new pharmaceutical agent may be marketed in the United States generally include (i) preclinical laboratory tests and in vivo preclinical studies, (ii) the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials commence,
(iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the product, (iv) the submission to the FDA of a New Drug Application ("NDA") for a drug or a Product License Application and Establishment License Application ("PLA/ELA") for a biologic and (v) FDA approval of the NDA or PLA/ELA prior to any commercial sale or shipment of the drug or biologic, respectively. In the case of drugs, in addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with the FDA. Domestic manufacturing establishments are subject to biennial inspections by the FDA and must comply with GMP regulations enforced by the FDA through its facilities inspection program for both drugs and biologics. Manufacturers of pharmaceutical products also may be subject to state regulations.

Preclinical tests include laboratory evaluation of the product, as well as animal studies to assess the potential safety and efficacy of the product. Compounds must be produced according to applicable GMP and preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding Good Laboratory Practices. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND, which must become effective before human clinical trials may be commenced. The IND will automatically become effective 30 days after receipt by the FDA unless the FDA indicates prior to the end of the 30-day period that it does not wish the trials to proceed as outlined in the IND. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed. There can be no assurance that submission of an IND will result in FDA authorization to commence clinical trials.

Clinical trials involve the administration of the investigational product to healthy volunteers or to patients, under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practices under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be reviewed and approved by an independent Institutional Review Board at the institution at which the study will be conducted. The Institutional Review Board will consider, among other things, ethical factors and the safety of human subjects.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap. In Phase I, the initial introduction of the drug into generally healthy volunteers, the drug is tested for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and pharmacodynamics. Phase II usually involves studies in a limited patient population to (i) determine the efficacy of the drug for specific, targeted indications, (ii) determine dosage tolerance and optimal dosage and (iii) identify possible adverse effects and safety risks. When a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to evaluate further clinical efficacy and to test further for safety within an expanded patient population at geographically dispersed clinical study sites. There can be no assurance that Phase I, Phase II or Phase III testing will be completed successfully within any specific time period, if at all, with respect to any of the Company's products subject to such testing. Furthermore, the FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

The results of the pharmaceutical development, preclinical studies and clinical studies are submitted to the FDA in the form of an NDA or PLA/ELA for approval of the manufacture, marketing and commercial shipment of the drug or biologic. The testing and approval process is likely to require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. The FDA may deny an NDA or PLA/ELA if applicable regulatory criteria are not satisfied, require additional testing or information or require postmarketing testing and surveillance to monitor the safety or efficacy of a product. Moreover, if regulatory approval of a drug is granted, such approval may entail limitations on the indicated uses for which it may be marketed. Finally, product approvals may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Among the conditions for NDA or PLA/ELA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform to GMP, which must be followed at all times. In complying with standards set forth in these regulations, manufacturers must continue to expend time, monies and effort in the area of production and quality control to ensure full compliance.

For clinical investigation and marketing outside the United States, the Company is also subject to foreign regulatory requirements governing human clinical trials and marketing approval for drugs. In Europe, the approval process for the commencement of clinical trials varies from country to country. The Company's approach to the European regulatory process involves the identification of clinical investigators in Europe to conduct clinical studies. The Company intends to design these studies to meet FDA standards as well as the standards of such European countries. The foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

The ability of GeneMedicine to commercialize its products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. If the Company succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective, that reimbursement will be available, or if available, that the payor's reimbursement policies will not adversely affect the Company's ability to sell its products on a profitable basis.

The Company's research and development processes involve the controlled use of hazardous and radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposing of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental control facilities in the near-term, there can be no assurance that the Company will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations.

COMPETITION

GeneMedicine is pursuing areas of product development in a field that is new and rapidly evolving and in which significant technological changes are likely. Rapid technological development could result in the Company's potential products or technologies becoming obsolete before the Company recovers a significant portion of its related research, development and capital expenditures. The Company will experience competition from pharmaceutical and biotechnology companies that have other forms of treatment for the diseases targeted by the Company, as well as from other companies in the field of gene therapy. The Company is aware of a large number of development stage and established enterprises, including major pharmaceutical and biotechnology firms, that are exploring the field of human gene therapy or are actively engaged in research and development in areas related to gene therapy, including non-viral gene therapy. The Company also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in certain aspects of gene therapy that may materially and adversely affect GeneMedicine. In addition, the Company may face competition from other companies for limited opportunities to enter into collaborative arrangements with pharmaceutical and biotechnology companies and academic institutions and to obtain licenses to proprietary technology, including genes and methods of gene use, from third parties.

Many competitors and potential competitors of the Company have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Other companies may succeed in developing products earlier than the Company, in obtaining FDA approvals for such products more rapidly than the Company, or in developing products that are more effective than those proposed to be developed by the Company. While the Company will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render the Company's technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies.

PRODUCT LIABILITY INSURANCE

Human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. The Company currently carries insurance against such claims for its clinical trials and for the supply of DNA materials for two other clinical trials. There can be no assurance that it will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms, or at all. An inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products. A product liability claim brought against the Company or a product withdrawal could have a material adverse effect upon the Company and its financial condition.

RISK FACTORS

The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this report and presented elsewhere by management from time to time.

Early Stage of Development; Technological Uncertainty

Gene therapy is a new and rapidly evolving technology. While many approaches to gene therapy are being pursued by pharmaceutical and biotechnology companies and academic institutions, there are currently no marketed gene therapy products, and existing clinical data on the safety and efficacy of potential gene therapy products are limited. Clinical and preclinical data relating to the Company's specific gene therapy approach are also limited. Further, the results of preclinical studies do not predict safety or efficacy in humans, and results from such tests or studies are not necessarily indicative of the results that will be obtained in human clinical trials. All of the potential products under development by the Company are in research, preclinical or early clinical development, and revenues from the sale of any such products will not be realized for at least the next several years, if at all. The potential products currently under development by the Company will require significant additional research and development efforts, including extensive preclinical and clinical testing and the receipt of regulatory approval, prior to commercial use. In addition, such products are subject to the risks of failure inherent in the development of products based on innovative technologies. There can be no assurance that the Company's research and development efforts will be successful, that any of the potential products developed by the Company will prove to be safe and effective in clinical trials, or that any commercially successful products utilizing the Company's technology will be developed by the Company or its collaborators. Even if successfully developed, these potential products may not receive regulatory approval or be successfully introduced and marketed at prices that would permit the Company to operate profitably. Due to the early stage of development of the Company's potential products and the extensive testing and regulatory review process required before marketing approval can be obtained, the Company cannot predict with certainty when it will be able to commercialize any of its potential products, if at all.

History of Operating Losses; Future Capital Needs; Uncertainty of Additional Funding

The Company expects to incur operating losses over at least the next several years, and there can be no assurance that the Company will ever achieve profitability. The Company expects to have quarter-to-quarter fluctuations in any contract revenues, expenses and losses, some of which could be significant.

The Company has generated no revenues from product sales, nor are any product revenues expected for at least the next several years. The negative cash flow from operations is expected to continue for the foreseeable future. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the scope and results of preclinical studies and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up, effective commercialization activities and arrangements, and other factors not within the Company's control. Based on its current plans, the Company believes that its available cash, including proceeds from projected interest income and anticipated funding from its corporate alliance with Boehringer Mannheim, will enable the Company to maintain its current and planned operations into the first quarter of 2000. There can be no assurance, however, that changes in the Company's research and development plans or other events affecting the Company's operating expenses will not result in the expenditure of such resources before such time. The Company will need to raise substantial additional funds to conduct the research and development, preclinical studies and clinical trials necessary to bring such products to market.

The Company intends to seek additional funding through public or private equity or debt financings or new corporate partnerships. There can be no assurance that additional financing will be available on acceptable terms, or at all. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research or development programs or to obtain funds through arrangements with third parties that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funds may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop or commercialize itself.

Dependence on Collaborative Partners, Licenses and Others

The Company's strategy is to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for the research, development, clinical testing, manufacturing, marketing and commercialization of its products. To date, the Company also has entered into corporate partnerships for development and commercialization of its potential products with two pharmaceutical firms, one of which (the Syntex Alliance) ended in accordance with its terms in April 1997. The Company intends to enter into additional corporate partnering agreements to develop and commercialize products based upon its gene therapy technology. There can be no assurance, however, that the Company will be able to establish such additional collaborations on favorable terms, if at all, or that its current or future partnership arrangements will be successful. Should any corporate partner fail to develop or commercialize successfully any product to which it has rights, or any of the partner's products to which GeneMedicine has rights, the Company's business may be adversely affected. In addition, there can be no assurance that any collaboration will be continued or result in successfully commercialized products. Failure of a corporate partner to continue funding any particular program could delay or halt the development or commercialization of any products arising out of such program. In addition, there can be no assurance that the corporate partners will not pursue alternative technologies or develop alternative products either on their own or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by the Company's programs. The Company also has licenses (or options to obtain licenses) to technologies developed by other companies and academic institutions. Pursuant to the terms of certain license agreements, the Company is obligated to exercise diligence in bringing potential products to market and to make certain milestone payments that, in some instances, are substantial. The Company also is obligated to make royalty payments on the sales, if any, of products resulting from such licensed technology and, in some instances, is responsible for the costs of filing and prosecuting patent applications. To date, the Company has licensed key technology from Syntex, Baylor College of Medicine, the University of California, the University of Texas and Vanderbilt University.

Uncertainty of Protection of Patents and Proprietary Rights; Access to Proprietary Genes

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions, and the breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. In addition, there is a substantial backlog of biotechnology patent applications at the U.S. Patent and Trademark Office (the "PTO") that may delay the review and, if issued on the basis of such applications, the issuance of any patents. The Company's success will depend to a significant degree on its ability to obtain patents and licenses to patent rights, to maintain trade secrets and to operate without infringing on the proprietary rights of others, both in the United States and other countries. To date, the Company has rights to certain U.S. and foreign issued patents and has filed or participated as a licensee in the filing of a number of patent applications in the United States relating to the Company's technology, as well as foreign counterparts of certain of these applications in many countries. The Company intends to continue to file applications as appropriate for patents covering both its products and processes. There can be no assurance that patents will issue from any of these applications or, that claims allowed under issued patents or patents that may issue from such applications will be sufficient to protect the Company's technology. Patent applications in the United States are maintained in secrecy until a patent issues, and the Company cannot be certain that others have not filed patent applications for technology covered by the Company or its licensors' pending applications or that the Company or its licensors' were the first to file patent applications for such technology. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds or processes that block or compete with those of the Company. The Company is aware of patent applications filed or patents issued to third parties relating to gene therapy technologies. The Company's development efforts are at an early stage, however, and the Company presently is unable to evaluate whether any such patent applications or patents will have any effect on its products in development. Should any of its competitors have filed patent applications in the United States that claim technology also invented by the Company, the Company may have to participate in interference proceedings declared by the PTO in order to determine priority of invention and, thus, the right to a patent for the technology in the United States, all of which could result in substantial cost to the Company to determine its rights or potential loss of rights. The commercial success of the Company will depend in part on the Company not infringing patents issued to competitors and not breaching the licenses that might cover technology used in the Company's products. It is uncertain whether any third party patents will require the Company to alter its products or processes, obtain licenses or cease certain activities. In addition, litigation, which could result in substantial cost to the Company, also may be necessary to enforce any patents issued to the Company or to determine the scope and validity of third party proprietary rights. In addition, there can be no assurance that any patents issued to the Company or to licensors from whom the Company has licensed rights to technology will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide proprietary protection or commercial advantage to the Company.

A number of the genes that the Company uses in its research and development programs or may use in its gene therapy products are or may become patented by third parties. As a result, the Company may be required to obtain licenses under such patents in order to test, use or market products that contain any such proprietary genes. If such licenses are required, there can be no assurance that the Company will be able to obtain any such license on commercially reasonable terms, if at all. Failure by the Company to obtain a license to any technology that it may require to commercialize its products could have a material adverse effect on the Company.

The Company also relies on trade secrets, know-how, improvements to technology, confidentiality agreements and collaborative and licensing opportunities to develop and maintain its competitive position. Although the Company protects its proprietary technology in part by confidentiality agreements with its licensors, licensees, employees, consultants and certain contractors, there can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or be independently discovered by its competitors. See "Business-Patents and Proprietary Technology"

Uncertainty of Government Regulatory Requirements; Lengthy Approval Process

Because gene therapy is a new method of treatment that has not been extensively tested in humans, the regulatory requirements governing gene therapy products and related clinical procedures are uncertain and are subject to substantial review by various governmental regulatory authorities. This uncertainty may result in extensive delay in the regulatory approval process, adding to the already lengthy review process for human therapeutic products in general. Regulatory requirements ultimately imposed could adversely affect the ability of the Company or its collaborative partners to clinically test, manufacture or market products.

The commercial uses of any of the Company's products will be regulated by the FDA and comparable foreign regulatory bodies as either biologics or drugs. Each therapeutic product containing a particular gene will likely be regulated as either a separate biologic or a drug, depending on its intended use and FDA policies in effect at such time. In order to commercialize any products, the Company must sponsor and file an IND for each proposed product and will be responsible for initiating and overseeing the clinical studies to demonstrate the safety, efficacy and potency that are necessary to obtain FDA approval of any such products. The regulatory process for new therapeutic products, including the required preclinical studies and clinical testing, is lengthy and expensive and there can be no assurance that necessary FDA clearances and approvals will be obtained in a timely manner, if at all. There can be no assurance as to the length of the clinical trial period or the number of patients the FDA will require to be enrolled in the clinical trials in order to establish the safety, efficacy and potency of human gene therapy products. The Company may encounter significant delays or excessive costs in its efforts to secure necessary approvals, particularly because gene therapy is a novel method of treatment, and regulatory requirements are evolving and uncertain. Future U.S. or foreign legislative or administrative acts could also prevent or delay regulatory approval of the Company's products. There can be no assurance that the Company will be able to obtain the necessary clearances for clinical trials or approvals for the manufacturing or marketing of any of its products under development. Even if regulatory approvals are obtained, they may include significant limitations on the indicated uses for which a product may be marketed. In addition, a marketed product is subject to continual FDA review. Later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market, as well as possible civil or criminal sanctions. In addition, many academic institutions and companies conducting research in the gene therapy field are using a variety of approaches and technologies. Any adverse results obtained by such researchers in preclinical studies or clinical trials could adversely affect the regulatory environment for gene therapy products generally, possibly leading to delays in the approval process for the Company's potential products or preventing approval altogether.

To market its products outside of the United States, the Company is also subject to numerous and varying foreign regulatory requirements, implemented by foreign health authorities, governing the design and conduct of human clinical trials and marketing approval. The approval procedure varies among countries and can involve additional testing, and the time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the health authorities of any other country. See "Business-Government Regulation".

Intense Competition; Rapid Technological Change

The gene therapy field is new and rapidly evolving, and it is expected to continue to undergo significant technological change. Rapid technological development could result in GeneMedicine's potential products or technologies becoming obsolete before it recovers its related research, development and capital expenditures. The Company will experience competition from pharmaceutical and biotechnology companies that have other forms of treatment for the diseases targeted by the Company, as well as from other companies in the field of gene therapy. The Company is aware of a large number of development stage and established enterprises, including major pharmaceutical and biotechnology firms, which are exploring the field of human gene therapy or are actively engaged in research and development in areas related to gene therapy. GeneMedicine also may experience competition from companies that have acquired or may acquire technology from universities and other research institutions. As these companies develop their technologies, they may develop proprietary positions in certain aspects of gene therapy that may materially and adversely affect GeneMedicine. In addition, the Company may face competition from other companies for limited opportunities to enter into collaborative arrangements with pharmaceutical or biotechnology companies and academic institutions and to obtain licenses to proprietary technology, including genes and methods of gene use, from third parties.

Many of the Company's competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than the Company. Other companies may succeed in developing products earlier than the Company, obtaining approvals for such products from the FDA more rapidly than the Company, or developing products that are more effective than those proposed to be developed by the Company. While GeneMedicine will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render its technology or products obsolete or non-competitive or result in treatments or cures superior to any therapy developed by the Company, or that any therapy developed by the Company will be preferred to any existing or newly developed technologies. In addition, there can be no assurance that the Company's competitors will not develop more effective or more affordable products, or achieve product development completion, patent protection, regulatory approval or product commercialization earlier than the Company. See "Business-Competition."

Need to Attract and Retain Key Employees and Consultants

GeneMedicine is highly dependent on the principal members of its scientific and management staff. In addition, the Company relies on consultants and advisors to assist the Company in formulating its research and development strategy. Attracting and retaining qualified personnel, consultants and advisors is critical to the Company's success. In order to pursue its product development and marketing plans, GeneMedicine will be required to hire additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation, manufacturing and marketing. Expansion in product development also is expected to require the addition of management personnel and the development of additional expertise by existing management personnel. The Company faces competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms or at all. See "Business-Human Resources."

Lack of Commercial Manufacturing or Marketing Capability

The Company currently does not have the resources or capability to manufacture or market any of its proposed products by itself on a commercial scale. Large scale manufacturing of gene therapy products has not been demonstrated by any third parties. GeneMedicine may be dependent to a significant extent on collaborators, licensees or other entities for commercial scale manufacturing of its products. The Company has a pilot manufacturing facility, which will require ongoing funding and compliance with extensive regulations applicable to such a facility. There can be no assurance that the Company will be able to develop adequate commercial manufacturing capabilities either on its own or through third parties. In addition, the Company does not anticipate establishing its own sales and marketing capability in the foreseeable future, and will be dependent on third parties for those functions. There can be no assurance that the Company will be able to develop adequate marketing capabilities either on its own or through third parties. See "Business-Commercialization and Manufacturing."

Uncertainty of Product Pricing, Reimbursement and Related Matters

The ability of GeneMedicine to commercialize its products successfully may depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and if the Company succeeds in bringing one or more products to market, there can be no assurance that these products will be considered cost effective, that reimbursement will be available, or if available, that the payor's reimbursement policies will not adversely affect the Company's ability to sell its products on a profitable basis.

Hazardous and Radioactive Materials; Environmental Matters

The Company's research and development processes involve the controlled use of hazardous and radioactive materials. The Company is subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any such liability could exceed the resources of the Company. Although the Company believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near-term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Company will not be materially adversely affected by current or future environmental laws or regulations. See "Business-Government Regulation."

Volatility of Stock Price; Absence of Dividends

The market price of the shares of Common Stock, like that of the common stock of many other biotechnology companies, has been and is likely to continue to be highly volatile. Factors such as developments in the Company's relationships with collaborative partners, fluctuations in the Company's operating results, announcements of technological innovations or new commercial therapeutic products by the Company or its competitors, progress with clinical trials, governmental regulation, health care legislation, changes in reimbursement policies, developments in patent or other proprietary rights, developments affecting the Company's collaborative partners, public concern as to the safety and efficacy of products developed by the Company and market conditions for biotechnology stocks in general may have a significant effect on the future price of the Common Stock. The Company has never paid any cash dividends and does not anticipate paying cash dividends in the foreseeable future.

HUMAN RESOURCES

As of March 23, 1998, GeneMedicine employed 109 individuals full-time, 75 of whom hold advanced degrees in science and business, including 41 who hold Ph.D. or D.V.M. degrees. Of the Company's total work force, 87 employees are engaged or directly support research and development activities and 22 are engaged in business development, finance and administrative activities. In addition, GeneMedicine has contracting arrangements with several scientists at research institutions for provision of full-time services, as well as part-time consulting arrangements with other scientists. The success of GeneMedicine will depend in large part upon its ability to retain its current employees and consultants and to attract and retain future employees and consultants. A significant number of the Company's management and scientific staff have had prior experience with large pharmaceutical, biotechnology or medical products companies. None of the Company's employees is covered by collective bargaining agreements and the Company considers its relationships with its employees and consultants to be good. The Company faces competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities and other research institutions. There can be no assurance that the Company will be able to attract and retain such individuals on acceptable terms or at all.

EXECUTIVE OFFICERS OF THE REGISTRANT

NAME                                 AGE POSITION
                                     --- --------
Eric Tomlinson, D.Sc., Ph.D.......... 50 President, Chief Executive Officer and Director
Norman Hardman, Ph.D................. 52 Senior Vice President and Chief Operating Officer
Josef F. Bossart, Ph.D............... 46 Vice President and Chief Business Officer
Richard A. Waldron................... 44 Vice President and Chief Financial Officer and Secretary
Alain Rolland, Pharm.D., Ph.D........ 38 Vice President, Research
Kathryn N. Stankis................... 39 Vice President, Human Resources
John M. Dodson....................... 36 Director, Finance & Accounting

Dr. Tomlinson, one of the Company's founders, has been President, Chief Executive Officer and a director of the Company since July 1992. Dr. Tomlinson was President and Chief Executive Officer of Somatix Corporation from February 1990 until 1991, and served as a consultant there from April 1991 until March 1992. From 1984 to 1990, he was worldwide Head of Advanced Drug Delivery Research for Ciba-Geigy Pharmaceuticals ("Ciba-Geigy", where he led its multidisciplinary program in site-specific drug delivery. From 1979 to 1984, Dr. Tomlinson was Professor of Pharmaceutical Chemistry at Amsterdam University. Dr. Tomlinson received a Ph.D. and a D.Sc. degree from London University and an honorary D.Sc. degree magna cum laude from the United Kingdom Council for National Academic Awards. He was a Fulbright-Hays Scholar and has (co)-authored more than 210 scientific publications. Dr. Tomlinson was the 1995 Sidney Riegelman Lecturer at the University of California, San Francisco.

Dr. Hardman has been Senior Vice President and Chief Operating Officer since January 1998 and prior to that was Senior Vice President, Research & Preclinical Development and Chief Scientific Officer from April 1997 to January 1998. From 1996 to 1997, Dr. Hardman was with Novartis Pharmaceuticals UK where he was Head of (UK) Research and Preclinical Development Operations and a member of the Novartis Pharma UK Management Committee and of the Novartis Global Pharma R&D Boards. From 1993 to 1996, Dr. Hardman was Head of UK Research and Member of the International Research Management Committee for the Pharma Division of Ciba Pharmaceuticals Ltd., a division of Ciba-Geigy. From 1990 to 1993, Dr. Hardman was Head of Molecular Biology at the Biotechnology Section of Ciba-Geigy. Dr. Hardman received a Ph.D. degree in Biochemistry from the University of Manchester and a B.Sc. degree with First Class Honors in Chemistry from the University of London.

Dr. Bossart was appointed Vice President and Chief Business Officer in March 1997. From 1982 to 1997, he held various positions involving marketing, licensing and general management within the Rhone-Poulenc, and later Rhone-Poulenc Rorer (RPR), groups. Most recently he was Vice President of Business and Marketing development for RPR Gencell, the RPR division focused on the development of gene therapy products. In this position, Dr. Bossart negotiated numerous agreements and developed licensing strategies in the field of gene therapy. Dr. Bossart holds a Ph.D. degree from The Ohio State University and a B.Sc.(Hon.) from Carleton University.

Mr. Waldron has been Vice President and Chief Financial Officer since July 1995. From 1990 to 1995, he was a managing director and the head of finance for technology-based companies at Rauscher Pierce Refsnes, Inc., an investment banking firm. From 1985 to 1990, he was a senior vice president responsible for health care investment banking at Cowen & Company. Mr. Waldron received his M.B.A. degree with honors from Harvard University and his A.B. degree magna cum laude in Economics from Princeton University.

Dr. Rolland has been Vice President, Research since February 1998. Prior to appointment to his current position, Dr. Rolland was Vice President, Gene Delivery Sciences at the Company from November 1996 to February 1998 and Director, Gene Delivery Sciences from June 1993 to November 1996 during which time he directed the Company's efforts in the creation and development of novel non-viral gene delivery systems. Prior to joining GeneMedicine in

1993, Dr. Rolland worked in drug delivery research at Ciba-Geigy Pharmaceuticals and more recently was Head of the Formulation Research Group at the International Centre for Dermatological Research (CIRD Galderma) in France. Dr. Rolland has received numerous international and national awards for scholarship. Dr. Rolland holds a Pharm. D., and a Ph.D. degree in Pharmaceutical Sciences from Rennes University in France.

Ms. Stankis has been Vice President, Human Resources since March 1994 and served as the Company's Director of Administration and Human Resources from July 1993 to March 1994. From 1988 to July 1993, Ms. Stankis was employed at Korn/Ferry International, an international executive search firm, most recently as Principal and Health Care Products Consultant. Prior to 1988, Ms. Stankis held various marketing and sales positions with Baxter International and MetPath Laboratories. Ms. Stankis holds an M.B.A. degree from the University of Houston.

Mr. Dodson has been Director of Finance & Accounting since September 1994 and prior to that was the Company's Controller from the time he joined the Company in November 1993. From 1990 until 1993, Mr. Dodson was employed by Pepsi-Cola South initially as Manager of Planning and Analysis and most recently as Manager of Finance-CFO for the South Texas region. From 1985 until 1990, he was employed by KPMG Peat Marwick, where his most recent position was Audit Manager. Mr. Dodson holds a B.B.A. degree in Accounting from The University of Texas and is a Certified Public Accountant.

ITEM 2.   PROPERTIES

The Company currently leases a 38,000 square-foot building in The Woodlands, Texas. This facility has been built to the Company's specifications to accommodate the Company's laboratory, support and administrative needs, and includes a production facility designed to support initial clinical trials. Monthly rent is approximately $1.90 per square foot. The initial term of the lease, which began in January 1995, is 10 years, after which time the Company may renew the lease for an additional period of five years. The Company also has an option to expand this facility by up to an additional 62,000 square feet during the first six years of the initial term of the lease.

GeneMedicine believes that this facility and its available expansion will be adequate to meet the Company's needs for the foreseeable future. Should the Company need additional space, management believes it will be able to secure such space on reasonable terms.

ITEM 3.   LEGAL PROCEEDINGS

The Company is not party to any material legal proceedings.

ITEM  4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

                                     PART II

ITEM 5.   MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock was initially offered to the public on July 12, 1994 at an initial public offering price of $7.50 per share. The Common Stock is traded on the Nasdaq National Market under the symbol "GMED." The following table sets forth for the periods indicated the high and low sale prices for the Common Stock as reported by Nasdaq:

                                      HIGH        LOW
1997                                  -----      -----
Fourth Quarter...................    $6 5/16    $3 3/4
Third Quarter....................     7 3/4      3 5/8
Second Quarter...................     9 1/4      5 3/8
First Quarter....................     9 1/2      5 3/8

1996
Fourth Quarter...................  $ 5  11/16   $3 1/8
Third Quarter....................    5  3/4      3 3/8
Second Quarter...................    7  3/8      5 3/8
First Quarter....................    9  1/4      5 7/8

On March 23, 1998, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $3 1/16 per share. As of March 23, 1998, there were approximately 198 stockholders of record of the Company's Common Stock with 14,513,775 shares outstanding. The market price of the shares of Common Stock, like that of the common stock of many other biotechnology companies, has been and is likely to continue to be highly volatile. The Company has never declared or paid any dividends and does not expect to pay any dividends in the foreseeable future. See "Business-Risk Factors."

ITEM 6.  SELECTED FINANCIAL INFORMATION

The selected financial information set forth below with respect to the Company's statements of operations for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997, and the balance sheet data at December 31, 1993, 1994, 1995, 1996 and 1997, are derived from the financial statements of the Company audited by Arthur Andersen LLP, independent public accountants. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere herein.

                                                                          Years ended December 31,
                                                                          ------------------------

                                                            (in  thousands,  except  share and per share data)
                                                                  1993         1994        1995        1996          1997
                                                                  ----         ----        ----        ----          ----
STATEMENTS OF OPERATIONS DATA:
Revenues and other income:

Contract revenue...........................................        $---        $---      $3,680       $4,000         $4,500
Research and development grant revenue.....................         ---         125         ---          722            679
Interest income............................................         105         713       1,384        1,862          1,634
                                                                    ---         ---       -----        -----          -----

         Total revenues and other income...................         105         838       5,064        6,584          6,813

Expenses:
Research and development...................................       2,269       7,042      11,338       13,727         14,125
General and administrative.................................       1,497       2,881       3,736        3,406          4,380
Interest expense...........................................          82          88         140          104             62
                                                                     --          --         ---          ---             --

         Total expenses....................................       3,848      10,011      15,214       17,237         18,567
         --------------                                           -----      ------      ------       ------         ------

Net loss...................................................     $(3,743)    $(9,173)   $(10,150)    $(10,653)      $(11,754)
                                                                ========    ========   =========    =========      =========

Net loss per share(1)......................................      $(0.91)     $(1.27)     $(1.10)      $(0.84)        $(0.86)

Shares used in computing net loss per share (1)............   4,118,953   7,237,914   9,195,489   12,753,301     13,702,835

                                                                                     December 31,
                                                                                     ------------

                                                                                    (in thousands)

                                                                 1993         1994        1995        1996          1997
                                                                 ----         ----        ----        ----          ----
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments..........      $4,410     $22,173     $35,197      $30,872        $24,582
Total assets............................                          5,344      25,004      38,760       34,049         27,987
Long-term liabilities...................                          1,019         410       1,588        2,179          2,975
Deficit accumulated  during the development stage..........      (5,132)    (14,305)    (24,455)     (35,108)       (46,861)
Total stockholders' equity..............                          3,561      23,383      35,667       29,929         23,198

(1) Computed on the basis described in Note 2 of Notes to Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Except for the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed herein.

Since its inception in January 1992, GeneMedicine has devoted its resources primarily to fund its research and development programs. The Company has been unprofitable since inception and has not received any revenues from the sale of products. No assurance can be given that the Company will be able to generate sufficient product revenues to attain profitability on a sustained basis or at all. The Company expects to incur substantial losses for the next several years as it continues to invest in product research and development, preclinical studies, clinical trials and regulatory compliance. At December 31, 1997, the Company's accumulated deficit was approximately $46.9 million.

RESULTS OF OPERATIONS

The Company does not anticipate revenues from product sales in the foreseeable future. GeneMedicine expects its source of revenues and other income for the next several years to be interest income and revenues under licensing and collaborative research agreements, to the extent that the Company has such agreements and meets any requirements for receipt of additional payments under them.

Years ended December 31, 1995, 1996 and 1997

Revenues and other income for the year ended December 31, 1997 were $6.8 million, which consisted of contract revenue of $4.5 million, interest income of $1.6 million and research and development grant revenue of $0.7 million. This compares with revenues and other income of $6.6 million in 1996 and $5.1 million in 1995. The contract revenues in each period resulted from a corporate partnership with Boehringer Mannheim effective February 1995 to develop certain non-viral gene medicines for application in the field of cancer. As a component of contract revenues, in February 1997 the Company received a milestone payment of $500,000 from Boehringer Mannheim for achievement of FDA clearance to commence a Phase I clinical trial for the Company's IL-2 Gene Medicine. Higher interest income for 1996, as compared to 1995 and 1997, was primarily the result of higher average cash, cash equivalents and short-term investments balances due to the Company's follow-on public offering in October 1995.

Research and development expenses for the year ended December 31, 1997 were $14.1 million, compared to $13.7 million in 1996 and $11.3 million in 1995. The year-to-year increases in research and development expense were generally due to the expansion of the Company's research and development activities, staffing increases and the related salary and benefit costs as well as additional laboratory supplies and other support costs. The expansion of research and development activities resulted primarily from the commencement and continued expansion of research in the field of cancer, offset in 1997 by decreased research and development activities in the fields of asthma and arthritis following termination of the Company's corporate alliance with Syntex, which ended in accordance with its terms in April 1997. In February 1995, the Company commenced research and development efforts in the field of cancer, which is the focus of a multi-year corporate partnership with Boehringer Mannheim. The Company anticipates that expenditures will increase over the next several years as it expands its research and product development efforts.

General and administrative expenses were approximately $4.4 million in 1997, compared to $3.4 million and $3.7 million in 1996 and 1995, respectively. The increase from 1996 to 1997 was primarily due to (i) expanded efforts focused on corporate development to obtain new corporate and strategic alliances, including costs for additional personnel and related recruiting, relocation and salary and benefit costs, (ii) legal and consulting costs associated with expanded corporate development efforts and (iii) enhancement of technology systems and increased efforts for investor relations. The slight decrease in 1996 from 1995 was due primarily to lower legal costs in 1996. The Company expects that general and administrative expenses will increase in the future as a result of additional corporate development activities.

The Company has had losses since inception and, therefore, has not been subject to federal income taxes. As of December 31, 1997, the Company has generated net operating loss (NOL) carryforwards of approximately $39 million and approximately $1.2 million of research and development credits available to reduce future income taxes. These carryforwards begin to expire in 2007. For financial reporting purposes, a valuation allowance has been established as of December 31, 1996 and 1997, to offset fully the Company's net deferred tax assets, including those relating to its carryforwards. The Company 's ability to utilize these carryforwards to reduce future taxable income may be limited due to ownership changes.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, the Company has financed its operations primarily through private sales of its equity securities, its initial and follow-on public offerings, interest income on invested funds and revenues from corporate alliances. Through December 31, 1997, the Company had received approximately $66.4 million in net proceeds from sales of its equity securities. At December 31, 1997, the Company had working capital of $22.9 million and cash, cash equivalents and short-term investments of $24.6 million. In addition, in February 1998 the Company received $5.25 million in scheduled payments from Corange, the corporate parent of Boehringer Mannheim, representing a $4 million Common Stock equity investment and a $1.25 million quarterly research and development payment.

The Company expects its cash requirements to increase significantly in future periods. The Company will require substantial funds to conduct research and development programs, preclinical studies and clinical trials of its potential products and to market with its partners any products that are developed. In addition, the Company currently plans to manufacture clinical scale quantities of its products, which will require the Company to expend substantial additional capital. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, the ability to maintain existing and establish additional corporate partnerships, the scope and results of preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological developments, the cost of manufacturing, and scale-up and effective commercialization activities and arrangements. Based on its current plans, the Company believes that its available cash, including proceeds from projected interest income and anticipated funding from its corporate alliance with Boehringer Mannheim, will enable the Company to maintain its current and planned operations into the first quarter of 2000. There can be no assurance, however, that changes in the Company's research and development plans or other changes affecting the Company's operating expenses will not result in the expenditure of such resources before such time. The Company intends to seek additional funding through public or private financing, research and development arrangements with potential corporate partners, or from other sources. There can be no assurance that additional financing will be available on favorable terms, if at all. In the event that adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate collaborators or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient financing may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop or commercialize itself.

The Company's business is subject to significant risks, including, without limitation, uncertainties associated with the length and expense of the regulatory approval process and with obtaining and enforcing patents. Although the Company's products may appear promising at an early stage of development, they may not be successfully commercialized for a number of reasons, such as the possibility that the potential products will be determined to be ineffective during clinical trials, fail to receive necessary approvals, be uneconomical to manufacture or market, or be precluded from commercialization by proprietary rights of third parties. In addition, the failure by the Company to obtain patent protection for its products may make certain of its products commercially unattractive.

ITEM 8.    FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information required by this item is incorporated by reference from the Financial Statements set forth on pages F-1 through F-16 hereof.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

                                    PART III

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS

The information required by this item with respect to Directors is incorporated by reference from the information under the caption "Election of Directors" contained in the Company's Proxy Statement to be filed with the Securities and Exchange Commission in connection with the solicitation of proxies for the Company's 1998 Annual Meeting of Stockholders to be held on June 11, 1998 (the "Proxy Statement").

The information required by this item with respect to Executive Officers of the Company is contained in item 1 of Part I of this Form 10-K.

ITEM 11.  EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the information contained under the caption "Executive Compensation" in the Proxy Statement.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this item is incorporated by reference from the information contained under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the information contained under the caption "Certain Transactions" in the Proxy Statement.

                                     PART IV

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) 1. Financial Statements

Financial Statements are set forth on pages F-1 through F-16 hereof. The index to the Financial Statements is found on page F-1.

2. Financial Statement Schedules

         All schedules are omitted because they are not required, are not applicable, or the information is included in the financial statements or notes thereto.

         3.   Exhibits

         See Exhibit Index in part (c) below. Each management contract or compensatory plan or arrangement required to be filed is identified.

(b)  Reports on Form 8-K

No reports on Form 8-K were filed in the fourth quarter of 1997.

(c)  Exhibits

EXHIBIT
NUMBER      DESCRIPTION OF DOCUMENT
            -----------------------
3.1         Amended and Restated Certificate of Incorporation of Registrant.
            Previously filed as Exhibit 4.1 to Registrant's Registration
            Statement Form S-8 (File No. 333-38005) and incorporated herein by reference.

3.2 By-laws of Registrant, as amended. Previously filed as Exhibit 4.2 to Registrant's Registration Statement on Form S-8 (File No.
            333-38005) and  incorporated herein by reference.

3.3**       Certificate  of  Designation of Series A Junior Participating
            Preferred Stock of Registrant

4.1*        Specimen certificate of Common Stock of Registrant

4.2         Preferred Share Purchase Rights Plan dated January 16, 1996.
            Previously filed with Registrant's Form 8-K with the Commission on January 29, 1996 and incorporated herein by reference.

10.1(1)     1993 Stock Option Plan, as amended. Previously filed as Exhibit
            10.1 to the Company's March 31, 1997 Form 10-Q and is incorporated herein by reference.

10.2*(1) Forms of Nonstatutory and Incentive Stock Option Agreements under the 1993 Stock Option Plan

10.3*(1)    Employee Stock Purchase Plan

10.4(1)     1994 Non-Employee Directors' Stock Option Plan, as amended.
            Previously  filed as Exhibit 10.4 to the Company's March 31, 1997
            Form 10-Q and is incorporated herein by reference.

10.5* Form of Indemnity Agreement between the Company and its directors and executive officers

10.6+*      First Amendment and Restatement of License Agreement between
            Registrant and Baylor College of Medicine dated March 7, 1994

10.7+*      First Amendment and Restatement of License Agreement--Woo between
            Registrant and Baylor College of Medicine dated March 7, 1994

10.8+*      First Amendment and Restatement of License Agreement--Gene Switch
            between Registrant and Baylor College of Medicine dated March 7,
            1994

10.9+*      Limited Exclusive License Agreement between Registrant and the
            Regents of the University of California dated October 26, 1993, as amended January 21, 1994

10.11+*     Patent License Agreement between Registrant and the University of
            Texas System dated October 15, 1993

10.12*(1)   Employment and Stock Purchase Agreement between Registrant and
            Eric Tomlinson dated July 31, 1992

10.13***(1) Employment Letter between Registrant and Thomas Rossing, M.D.
            dated June 11, 1996

10.14***(1) Change of Control Severance Plan

10.15* Lease Agreement between Registrant and The Woodlands Corporation dated October 29, 1993

EXHIBIT
NUMBER       DESCRIPTION OF DOCUMENT
             -----------------------
10.16+*      Collaborative Alliance Agreement between Registrant and Syntex
             (U.S.A.) Inc.dated April 8, 1994

10.17+*      License Agreement between Registrant and Syntex (U.S.A.) Inc.
             dated April 8, 1994

10.18*       Stock and Warrant Purchase Agreement between Registrant and
             Syntex Corporation dated April 8, 1994

10.19++      Share Purchase Agreement between GeneMedicine, inc. and Corange
             International Ltd. dated July 17, 1995. Previously filed as
             Exhibit 10.21 to the Company's Form 10-Q for the quarter ended
             September 30, 1995 and is incorporated herein by reference.

10.20++      Alliance Agreement between GeneMedicine, inc. and Corange
             International Ltd. effective February 3, 1995. Previously filed as Exhibit 10.22 to the Company's Form 10-Q for the quarter ended September 30, 1995 and is incorporated herein by reference.

10.21**(1)   Employment Agreement between Registrant and Richard A. Waldron dated June 30, 1995

11.1         Statement regarding calculation of net income (loss) per share

23.1         Consent of Arthur Andersen LLP

24.1         Power of Attorney, reference is made to page 29

27.1         Financial Data Schedule

* Previously filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 33-77126) or amendments thereto and incorporated herein by reference.

** Previously filed as an exhibit to the Registrant's Form 10-K for the fiscal year ended December 31, 1995 and is incorporated herein by reference.

*** Previously filed as an exhibit to the Registrant's Form 10-K for the fiscal year ended December 31, 1996 and is incorporated herein by reference.

       + Confidential treatment has been afforded to certain portions of this Exhibit pursuant to Order Granting Application Under the Securities Act of 1933 and Rule 406 Thereunder Respecting Confidential Treatment dated July 12, 1994.

       ++ Confidential treatment has been afforded to certain portions of this Exhibit pursuant to Order Granting Application Under the Securities Act of 1934 and Rule 24b-2 Thereunder Respecting Confidential Treatment dated February 5, 1996.

(1) Executive compensation plans and arrangements of Registrant.

                                   SIGNATURES

                   Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on March 26, 1998.

                               GENEMEDICINE, INC.

                               By: Eric Tomlinson
                               ------------------
       Eric Tomlinson, D.Sc., Ph.D. President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signatures appears below constitutes and appoints Eric Tomlinson his attorney-in-fact, with the full power of substitution, for him and in any and all capacities, to sign any amendments to this Report, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

             SIGNATURE                    TITLE                                    DATE
             ---------                    -----                                    ----
Eric Tomlinson                        President, Chief Executive Officer           March 26,1998
--------------------------            and Director (Principal Executive
(Eric Tomlinson, D.Sc., Ph.D.)        Officer)

Richard A. Waldron                    Vice President and Chief Financial Officer   March 26,1998
--------------------------            (Principal Financial Officer)
(Richard A. Waldron)

John M. Dodson                        Director, Finance & Accounting               March 26,1998
--------------------------            (Principal Accounting Officer)
(John M. Dodson)

Edward L. Cahill                      Director                                     March 26,1998
--------------------------
(Edward L. Cahill)

Stanley T. Crooke                     Director                                     March 26,1998
--------------------------
(Stanley T. Crooke, M.D., Ph.D.)

David F.J. Leathers                   Director                                     March 26,1998
--------------------------
(David F.J. Leathers)

Arthur M. Pappas                      Director                                     March 26,1998
--------------------------
(Arthur M. Pappas)

W. Leigh Thompson                     Director                                     March 26,1998
--------------------------
(W. Leigh Thompson, M.D., Ph.D.)

                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants................................... F-2
Balance Sheets at December 31, 1996 and 1997............................... F-3
Statements of Operations for the years ended December 31, 1995, 1996 and
1997 and for the period from inception through December 31, 1997........... F-4
Statements of Stockholders' Equity for the period from inception through
December 31, 1997.......................................................... F-5
Statements of Cash Flows for the years ended December 31, 1995, 1996 and
1997 and for the period from inception through December 31, 1997........... F-7
Notes to Financial Statements.............................................. F-8

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To GeneMedicine, Inc.

We have audited the accompanying balance sheets of GeneMedicine, Inc. (a Delaware corporation in the development stage) as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1995, 1996 and 1997, and for the period from inception (January 2, 1992) through December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GeneMedicine, Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for the years ended December 31, 1995, 1996 and 1997, and for the period from inception (January 2, 1992) through December 31, 1997, in conformity with generally accepted accounting principles.

                               ARTHUR ANDERSEN LLP

The Woodlands, Texas
February 17, 1998

                                 GENEMEDICINE, INC.
                 (A Delaware Corporation in the Development Stage)
                                   BALANCE SHEETS

                                                                                    December 31,     December 31,
                                                                                       1996              1997
                                                                                       ----              ----
                                      ASSETS
Current Assets:
Cash and cash equivalents......................................................      $2,145,404        $873,180
Short-term investments.........................................................      28,726,602      23,708,845
Prepaid expenses and other.....................................................         170,453         175,128
                                                                                    -----------     -----------

          Total current assets.................................................      31,042,459      24,757,153
          --------------------                                                      -----------     -----------

Equipment, furniture and leasehold improvements, net...........................       2,998,416       3,220,987
Deposits and other assets......................................................           8,395           9,195
                                                                                    -----------     -----------

Total Assets...................................................................     $34,049,270     $27,987,335
                                                                                    ===========     ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
Accounts payable and accrued liabilities.......................................      $1,352,762      $1,454,986
Deferred grant revenue.........................................................         179,489          89,737
Current portion of capital lease obligations...................................         408,387         270,166
                                                                                    -----------     -----------

          Total current liabilities............................................       1,940,638       1,814,889
          --------------------------                                                -----------     -----------

Long-term Liabilities:
Deferred contract revenue......................................................       1,919,970       2,919,970
Capital  lease  obligations,  net of current portion...........................         259,393          54,814
                                                                                    -----------     -----------

          Total long-term liabilities..........................................       2,179,363       2,974,784
          ---------------------------                                               -----------     -----------

Commitments

Stockholders' Equity:
Convertible preferred stock, $.001par value; 20,000,000 shares
            authorized; 3,750,000 issued and outstanding.......................           3,750           3,750
Common stock, $.001 par value; 40,000,000 shares authorized;
          13,077,369 and 13,911,422 shares issued and outstanding..............          13,077          13,911
Additional paid-in capital.....................................................      65,485,846      70,097,651
Deferred compensation..........................................................        (465,803)        (56,348)
Deficit accumulated during the development stage...............................     (35,107,601)    (46,861,302)
                                                                                   ------------     -----------

          Total stockholders' equity...........................................      29,929,269      23,197,662
                                                                                   ------------     -----------

Total Liabilities and Stockholders' Equity.....................................     $34,049,270     $27,987,335
                                                                                    ===========     ===========

The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                            STATEMENTS OF OPERATIONS

                                                                                              Inception
                                                                                          (January 2, 1992)
                                              For the Years Ended December 31,                  through
                                              ----------------------------------              December 31,
                                           1995               1996            1997                1997
                                           ----               ----            ----                ----
Revenues and other income:
Contract revenue....................     $3,680,000       $4,000,000       $4,500,000         $12,180,000
Research and development
grant revenue.......................            --           722,644          678,753           1,526,397
Interest income.....................      1,383,546        1,861,818        1,634,392           5,698,071
                                       ------------     ------------     ------------        ------------

                                          5,063,546        6,584,462        6,813,145          19,404,468
Expenses:
Research and development............     11,337,688       13,727,587       14,124,813          49,487,748
General and administrative..........      3,735,918        3,405,660        4,379,730          16,281,966
Interest expense....................        139,651          104,187           62,303             496,056
                                       ------------     ------------     ------------        ------------

Total expenses......................     15,213,257       17,237,434       18,566,846          66,265,770
                                       ------------     ------------     ------------        ------------

Net loss............................   $(10,149,711)    $(10,652,972)    $(11,753,701)       $(46,861,302)
                                       ============     ============     ============        ============

Loss per share......................         $(1.10)          $(0.84)          $(0.86)
Shares used in computing basic
and diluted loss per share..........      9,195,489       12,753,301       13,702,835

The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                       STATEMENTS OF STOCKHOLDERS' EQUITY
For the Period from Inception (January 2, 1992) through December 31, 1997

                                                                                                                      Deficit
                                                     Convertible                                                    Accumulated
                                                   Preferred Stock         Common Stock           Additional        During the
                                                 -------------------   --------------------         Paid-in         Development
                                                   Shares      Amount    Shares     Amount          Capital             Stage
                                                   ------      ------    ------     ------          -------             -----
Balance at inception, January 2, 1992..........        -         $-            -        $-              $-                  $-
                                                ---------    ------    ---------     ------    -----------        ------------

Issuance of stock for cash, January and
October 1992 ($.04 per share)..................        -          -      272,268        273          9,256                   -
Issuance of stock for license agreement
rights, September 1992 ($.04 per share)........        -          -      600,000        600         20,400                   -
Issuance of stock for services rendered,
September and November 1992
($.04 per share)...............................        -          -        6,471          6            221                   -
Net loss.......................................        -          -            -         -               -          (1,389,275)
                                                ---------    ------    ---------     ------    -----------        ------------

Balance at December 31, 1992...................        -          -      878,739        879         29,877          (1,389,275)
                                                ---------    ------    ---------     ------    -----------        ------------

Issuance of stock for cash, January through
May 1993 ($.04 per share)......................        -          -    1,334,286      1,334         45,366                   -
Issuance of Series A Preferred Stock,
May 1993, for cash ($2.15 per share),
net of issuance costs of $65,406............... 3,600,462     3,600            -         -       7,680,988                   -
Issuance of Series A Preferred Stock,
May 1993, for conversion of debt
($2.15 per share)..............................   409,291       410            -         -         880,590                   -
Issuance of stock, July 1993, for cash
($.18 per share)...............................        -          -       11,429         11          1,989                   -
Exercise of stock options, December 1993,
($.18 per share)...............................        -          -        4,857          5            845                   -
Deferred compensation..........................        -          -            -         -         210,600                   -
Amortization of deferred compensation..........        -          -            -         -               -                   -
Net loss.......................................        -          -            -         -               -          (3,742,700)
                                                ---------    ------    ---------     ------    -----------        ------------

Balance at December 31, 1993................... 4,009,753     4,010    2,229,311      2,229      8,850,255          (5,131,975)
                                                ---------    ------    ---------     ------    -----------        ------------

Issuance of Series B Preferred Stock, April
1994, for cash ($4.00 per share), net of
issuance costs of $420,123..................... 3,750,000      3,750           -         -      14,576,127                   -
Issuance of stock upon conversion of debt,
April 1994 ($10.56 per share)..................        -           -       85,714        86        904,914                   -
Issuance of stock in initial public offering,
July 1994 ($7.50 per share), net of
offering costs of $1,705,625...................        -          -     1,933,333     1,933     12,792,439                   -
Conversion of Series A Preferred Stock into
common stock upon the closing of the
initial public offering, July 1994.............(4,012,610)   (4,013)    4,012,610     4,013              -                   -
Exercise of stock options and warrants,
January through December 1994
($.18 - $2.15 per share).......................     2,857         3        74,285        74         26,159                   -
Issuance of stock under employee stock
purchase plan, December 1994 ($2.66 per
share).........................................        -          -         9,426         9         25,129                   -
Deferred compensation..........................        -          -             -        -       1,755,400
Amortization of deferred compensation..........        -          -             -        -               -                   -
Net loss.......................................        -          -             -        -               -          (9,172,943)
                                                ---------    ------    ---------     ------    -----------        ------------

Balance at December 31, 1994................... 3,750,000    $3,750     8,344,679    $8,344    $38,930,423         $(14,304,918)
                                                =========    ======     =========    ======    ===========         ============

                                                                                     Total
                                                                Deferred          Stockholder's
                                                              Compensation          Equity
                                                              ------------          ------
Balance at inception, January 2, 1992..................             $-                  $-
                                                           -----------          -----------

Issuance of stock for cash, January and
October 1992 ($.04 per share)..........................              -                9,529
Issuance of stock for license agreement
rights, September 1992 ($.04 per share)................              -               21,000
Issuance of stock for services rendered,
September and November 1992
($.04 per share).......................................              -                  227
Net loss...............................................              -           (1,389,275)
                                                           -----------          -----------

Balance at December 31, 1992...........................              -           (1,358,519)
                                                           -----------          -----------

Issuance of stock for cash, January through
May 1993 ($.04 per share)..............................              -               46,700
Issuance of Series A Preferred Stock,
May 1993, for cash ($2.15 per share),
net of issuance costs of $65,406.......................              -            7,684,588
Issuance of Series A Preferred Stock,
May 1993, for conversion of debt
($2.15 per share)......................................              -              881,000
Issuance of stock, July 1993, for cash
($.18 per share).......................................              -                2,000
Exercise of stock options, December 1993,
($.18 per share).......................................              -                  850
Deferred compensation..................................       (210,600)                  -
Amortization of deferred compensation..................         47,220               47,220
Net loss...............................................              -           (3,742,700)
                                                           -----------          -----------

Balance at December 31, 1993...........................       (163,380)           3,561,139
                                                           -----------          -----------

Issuance of Series B Preferred Stock, April
1994, for cash ($4.00 per share), net of
issuance costs of $420,123.............................              -           14,579,877
Issuance of stock upon conversion of debt,
April 1994 ($10.56 per share)..........................              -              905,000
Issuance of stock in initial public offering,
July 1994 ($7.50 per share), net of
offering costs of $1,705,625...........................              -           12,794,372
Conversion of Series A Preferred Stock into
common stock upon the closing of the
initial public offering, July 1994.....................              -                   -
Exercise of stock options and warrants,
January through December 1994
($.18 - $2.15 per share)...............................              -               26,236
Issuance of stock under employee stock
purchase plan, December 1994 ($2.66 per
share).................................................              -               25,138
Deferred compensation..................................     (1,755,400)                  -
Amortization of deferred compensation..................        664,246              664,246
Net loss...............................................              -           (9,172,943)
                                                           -----------          -----------

Balance at December 31, 1994...........................    $(1,254,534)         $23,383,065
                                                           ===========          ===========

The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                 STATEMENTS OF STOCKHOLDERS' EQUITY (continued)
For the Period from Inception (January 2, 1992) through December 31, 1997

                                                                                                                Deficit
                                                 Convertible                                                  Accumulated
                                                Preferred Stock            Common Stock        Additional     During the
                                               -------------------    --------------------       Paid-in      Development
                                                Shares      Amount     Shares        Amount      Capital         Stage
                                                ------      ------     ------        ------      -------         -----

Balance at December 31, 1994.................. 3,750,000    $3,750    8,344,679      $8,344    $38,930,423   $(14,304,918)
                                               ---------    ------   ----------     -------    -----------   ------------

Exercise of stock options, January
through December 1995 ($.18 - $7.50 per
share)........................................        -          -      157,588         158        257,286              -
Issuance of stock under employee stock
purchase plan, June and December
1995 ($2.66 - $6.48 per share)................        -          -       69,677          70        218,553              -
Issuance of stock, July 1995, for cash
($9.00 per share), net of issuance
costs of $411,454.............................        -          -      444,444         444      3,588,102              -
Exercise of warrants, July 1995
($1.73 per share).............................        -          -       20,027          20         34,573              -
Issuance of stock, October 1995, for
cash ($6.50 per share), net of offering
costs of $1,560,325...........................        -          -    3,000,000       3,000     17,936,675              -
Amortization of deferred compensation.........        -          -            -          -               -              -
Net loss......................................        -          -            -          -               -    (10,149,711)
                                               ---------    ------   ----------     -------    -----------   ------------

Balance at December 31, 1995.................. 3,750,000    $3,750   12,036,415      12,036     60,965,612    (24,454,629)
                                               ---------    ------   ----------     -------    -----------   ------------

Exercise of stock options, January
through December 1996
($.18 - $5.88 per share)......................        -          -      250,676         251        212,204              -
Issuance of stock under employee stock
purchase plan, June and December
1996 ($2.66 - $6.48 per share)................        -          -      108,751         109        311,379              -
Issuance of stock, February 1996, for
cash ($9.56 per share) net of
issuance costs of $8,818......................        -          -      418,629         418      3,990,764              -
Exercise of warrants, March and May
1996 (Note 6).................................        -          -      262,898         263          5,887              -
Amortization of deferred compensation.........        -          -            -          -               -              -
Net loss......................................        -          -            -          -               -    (10,652,972)
                                               ---------    ------   ----------     -------    -----------   ------------

Balance at December 31, 1996.................. 3,750,000     3,750   13,077,369      13,077     65,485,846    (35,107,601)
                                               ---------    ------   ----------     -------    -----------   ------------

Exercise of stock options, January
through December 1997 ($.18 - $6.63 per
share)........................................        -          -      197,065         197        470,384              -
Issuance of stock under employee stock
purchase plan, June and December
1997 ($3.51 - $4.83 per share)................        -          -       62,259          62        282,036              -
Issuance of stock, February 1997, for
cash ($7.50 per share) net of
issuance costs of $10,667.....................        -          -      533,333         534      3,988,799              -
Exercise of warrants, September
1997 ($.04 per share) (Note 6)................        -          -       24,291          24            826              -
Issuance of stock under employee 401(k)
plan, December 1997 ($5.06 per share).........        -          -       17,105          17         86,577              -
Amortization of deferred compensation.........        -          -            -          -               -              -
Cancellation of stock options.................        -          -            -          -        (216,817)             -
Net loss......................................        -          -            -          -               -    (11,753,701)
                                               ---------    ------   ----------     -------    -----------   ------------

Balance at December 31, 1997.................. 3,750,000    $3,750   13,911,422     $13,911    $70,097,651   $(46,861,302)
                                               =========    ======   ==========     =======    ===========   ============

                                                                                 Total
                                                            Deferred          Stockholder's
                                                           Compensation          Equity
                                                           ------------          ------
Balance at December 31,1994............................    $(1,254,534)        $23,383,065
                                                           -----------         -----------

Exercise of stock options, January
through December 1995 ($.18 - $7.50 per
share).................................................              -             257,444
Issuance of stock under employee stock
purchase plan, June and December
1995 ($2.66 - $6.48 per share).........................              -             218,623
Issuance of stock, July 1995, for cash
($9.00 per share), net of issuance
costs of $411,454......................................              -           3,588,546
Exercise of warrants, July 1995
($1.73 per share)......................................              -              34,593
Issuance of stock, October 1995, for
cash ($6.50 per share), net of offering
costs of $1,560,325....................................              -          17,939,675
Amortization of deferred compensation..................        394,977             394,977
Net loss...............................................              -         (10,149,711)
                                                           -----------         -----------

Balance at December 31, 1995...........................       (859,557)         35,667,212
                                                           -----------         -----------

Exercise of stock options, January
through December 1996 ($.18 -
$5.88 per share).......................................              -             212,455
Issuance of stock under employee stock
purchase plan, June and December
1996 ($2.66 - $6.48 per share).........................              -             311,488
Issuance of stock, February 1996, for
cash ($9.56 per share) net of
issuance costs of $8,818...............................              -           3,991,182
Exercise of warrants, March and May
1996 (Note 6)..........................................              -               6,150
Amortization of deferred compensation..................        393,754             393,754
Net loss...............................................              -         (10,652,972)
                                                           -----------         -----------

Balance at December 31, 1996...........................       (465,803)         29,929,269
                                                           -----------         -----------

Exercise of stock options, January
through December 1997
($.18 - $6.63 per share)...............................              -             470,581
Issuance of stock under employee stock
purchase plan, June and December
1997 ($3.51 - $4.83 per share).........................              -             282,098
Issuance of stock, February 1997, for
cash ($7.50 per share) net of
issuance costs of $10,667..............................              -           3,989,333
Exercise of warrants, September
1997 ($.04 per share) (Note 6).........................              -                 850
Issuance of stock under employee 401(k)
plan, December 1997 ($5.06 per share)..................              -              86,594
Amortization of deferred compensation..................        192,638             192,638
Cancellation of stock options..........................        216,817                   -
Net loss...............................................              -         (11,753,701)
                                                           -----------         -----------

Balance at December 31, 1997...........................       $(56,348)        $23,197,662
                                                           ===========         ===========

The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                            STATEMENTS OF CASH FLOWS

                                                                                                        Inception
                                                                                                     (January 2, 1992)
                                                             For the Year Ended December 31,              through
                                                        ------------------------------------------      December 31,
                                                          1995            1996           1997               1997
                                                          ----            ----           ----               ----
Cash flows used in operating activities:
Net loss............................................  $(10,149,711)   $(10,652,972)   $(11,753,701)     $(46,861,302)
Adjustments to reconcile net loss to net cash
used in operating activities:
Depreciation and amortization.......................       644,544         808,409         962,212         2,777,977
Issuance of convertible debt for noncash
consideration.......................................             -               -               -           905,000
Issuance of stock for noncash consideration.........             -               -          86,594           107,644
Compensation expense related to stock plans.........       423,502         393,754         192,638         1,721,360
Loss on equipment retirements.......................             -           1,313           2,272             7,565
Changes in assets and liabilities:
Decrease (increase) in prepaid expenses
and other assets....................................        41,290         248,151          (5,474)         (181,195)
Increase in accounts payable and accrued
liabilities.........................................       254,623         235,519         102,224         1,454,986
Increase in deferred revenue and deferred
contract revenue....................................       919,970       1,179,489         910,249         3,009,708
                                                      ------------    ------------    ------------      ------------

          Net cash used in operating activities.....    (7,865,782)     (7,786,337)     (9,502,986)      (37,058,257)
                                                      ------------    ------------    ------------      ------------

Cash flows used in investment activities:
Purchase of equipment, furniture and leasehold
improvements........................................    (1,417,523)       (672,441)     (1,187,057)       (6,009,658)
Net sales (purchases) of short-term
investments.........................................   (15,779,552)     (8,949,879)      5,017,757       (23,708,845)
                                                      ------------    ------------    ------------      ------------

          Net cash (used in) provided by
           investing activities.....................   (17,197,075)     (9,622,320)      3,830,700       (29,718,503)
           --------------------                       ------------    ------------    ------------      ------------

Cash flows from financing activities:
Proceeds from notes payable and capital lease
obligations.........................................       723,991               -               -         2,030,823
Repayment of notes payable and capital lease
obligations.........................................      (426,074)       (387,986)       (342,800)       (1,574,843)
Advance on line of credit...........................             -               -               -           750,000
Proceeds from issuance of preferred stock, net......             -               -               -        22,264,465
Proceeds from issuance of common stock, net.........    22,010,356       4,521,275       4,742,862        44,179,495
                                                      ------------    ------------    ------------      ------------

         Net cash provided by financing
          activities................................    22,308,273       4,133,289       4,400,062        67,649,940
          ----------                                  ------------    ---------       ------------      ------------

Net increase (decrease) in cash and cash
equivalents.........................................    (2,754,584)    (13,275,368)     (1,272,224)          873,180
Cash and cash equivalents, beginning of period......    18,175,356      15,420,772       2,145,404                 -
                                                      ------------    ------------    ------------      ------------
Cash and cash equivalents, end of period............   $15,420,772      $2,145,404        $873,180          $873,180
                                                      ============    ============    ============      ============

Supplemental disclosure of cash flow information:
Cash paid during the period for interest............      $139,651        $104,187         $59,132          $492,185
Supplemental schedule of noncash financing
activity:
Conversion of debt to preferred and common
stock...............................................            $-              $-              $-        $1,786,000

The accompanying notes are an integral part of these financial statements.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1997

1. ORGANIZATION AND BUSINESS:

GeneMedicine, Inc. (the "Company") is a Delaware corporation in the development stage. The Company is developing non-viral gene therapies that may provide unique clinical benefits in the treatment of a number of human diseases. The Company intends to develop its products through alliances with major pharmaceutical and biotechnology companies.

The Company has devoted substantially all of its efforts to research and product development and has not yet generated any revenues from the sale of products, nor is there any assurance of future product revenues. In addition, the Company expects to continue to incur losses for the foreseeable future, and there can be no assurance that the Company will successfully complete the transition from a development stage company to successful operations. The research and development activities engaged in by the Company involve a high degree of risk and uncertainty. The ability of the Company to successfully develop, manufacture and market its proprietary products is dependent upon many factors. These factors include, but are not limited to, technological uncertainty, the need for additional financing, the reliance on collaborative arrangements for research and contractual agreements with corporate partners, and the ability to develop or access manufacturing, sales and marketing experience. Additional factors include uncertainties as to patents and proprietary technologies, technological change and risk of obsolescence, development of products, competition, government regulations and regulatory approval, and product liability exposure. As a result of the aforementioned factors and the related uncertainties, there can be no assurance of the Company's future success. See "Risk Factors," elsewhere herein.

2. SIGNIFICANT ACCOUNTING POLICIES:

    Cash Equivalents and Short-term Investments

    The Company considers all highly liquid investments with an original maturity of less than three months when purchased to be cash equivalents. Short-term investments have maturities greater than three months at the date of purchase. At December 31, 1996 and 1997 cash equivalents and short-term investments consisted primarily of U.S. Government obligations. All cash equivalents and short-term investments have been classified as held-to-maturity at December 31, 1996 and 1997. Investments in debt securities classified as held-to-maturity at December 31, 1997, have various maturity dates which do not exceed one year. These securities are carried at amortized cost which approximates fair value.

    Prepaid Expenses and Other

    Prepaid expenses and other are mainly comprised of prepayments for contracted research, building rent, and insurance.

    Equipment, Furniture and Leasehold Improvements

    Equipment, furniture and leasehold improvements are carried at cost and are depreciated on a straight-line basis over the estimated useful economic lives of the assets involved. The estimated useful lives employed in computing depreciation are 3 years for computer software, 5 years for equipment, 7 years for furniture and the remaining life of the building lease for leasehold improvements (refer to Note 11). When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income. Maintenance and repairs that do not extend the life of assets are charged to expense when incurred.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

    Research and Development

    Research and development costs are expensed when incurred. These costs include personnel costs, materials consumed, depreciation on equipment and the cost of facilities used for research and development. Payments related to the acquisition and patenting of technology rights, for which development work is in process, are expensed and considered a component of research and development costs. Contract revenue and research and development grant revenue include payments from a corporate partner and a government agency for research and development performed by the Company and are recognized ratably as the Company satisfies its obligation under the related agreements. Payments received in excess of amounts earned are classified as deferred contract revenue.

    Loss Per Share

    In March 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share". The Company adopted the provisions of SFAS No. 128, changing from its previous method of accounting for net loss per share as set forth in APB Opinion No.
    15. Adoption of Statement No. 128 required retroactive revision of the presentation of net loss per share in historical financial statements. Net loss per share amounts as presented herein have remained unchanged from the adoption of SFAS No. 128 since the Company's outstanding stock options would not have been included in the calculation because their effect would have been anti-dilutive. Net loss per share has been computed by dividing the net loss by the weighted average number of shares of Common Stock outstanding.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. EQUIPMENT, FURNITURE AND LEASEHOLD IMPROVEMENTS:

Equipment, furniture and leasehold improvements consist of the following:

                                                                        DECEMBER 31,
                                                                        ------------

                                                                   1996             1997
                                                                   ----             ----
Laboratory equipment.......................................     $3,292,122       $3,915,425
Office equipment...........................................        338,657          386,107
Furniture..................................................        350,803          383,338
Computer software..........................................         29,434           63,072
Leasehold improvements.....................................        799,318        1,219,084
                                                                ----------       ----------

                                                                 4,810,334        5,967,026
Less accumulated depreciation and amortization.............     (1,811,918)      (2,746,039)
                                                                ----------       ----------

                                                                $2,998,416       $3,220,987
                                                                ==========       ==========

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

4. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

Accounts payable and accrued liabilities consist of the following:

                                                                     DECEMBER 31,
                                                                     ------------

                                                                 1996          1997
                                                                 ----          ----
Professional fees..........................................     $200,920       $402,511
Research contracts.........................................      334,556        282,329
Compensation and benefits..................................      162,677        236,941
Other accounts payable and accrued
liabilities................................................      654,609        533,205
                                                              ----------     ----------

                                                              $1,352,762     $1,454,986
                                                              ==========     ==========

5. CAPITAL LEASE OBLIGATIONS:

In March 1994, the Company entered into an equipment leasing arrangement with a financing company. Equipment has been financed over forty-two and forty-eight month periods at implicit interest rates of 8.4 percent and 11.2 percent, respectively. Equipment purchases financed through this agreement are recorded as capital leases in the accompanying financial statements.

Future principal payments under capital lease obligations as of December 31, 1997 are as follows:

1998..........................................   $270,166
1999..........................................     54,814
                                                 --------

                                                 $324,980
                                                 ========

6. STOCKHOLDERS' EQUITY:

In January 1996, the Board of Directors of GeneMedicine adopted a Preferred Share Purchase Rights Plan in which preferred share purchase rights ("Rights") were distributed for each share of common stock held as of the close of business on February 1, 1996. The rights will expire on February 1, 2006. Each Right will entitle stockholders to buy one one-hundredth of a share of a new series of Series A Junior Preferred Stock at an exercise price of $60.00 per one one-hundredth of a Preferred Share. Upon the occurrence of certain events, each Right will entitle its holder to purchase, at the Right's then-current exercise price, shares of the Company's Common Stock having a market value of two times the exercise price of the Right.

    Common Stock

    In July 1994, the Company completed an initial public offering of 1,933,333 shares of Common Stock at $7.50 per share, with the Company receiving net proceeds of approximately $13,500,000, before payment of offering expenses.

In October 1995, the Company completed a follow-on public offering of 3,000,000 shares of Common Stock at $6.50 per share, with the Company receiving net proceeds of $18,225,000, before payment of offering expenses.

    Series A Convertible Preferred Stock

    On May 17, 1993, the Company issued 3,948,894 shares of Series A Preferred Stock (the "Series A Preferred"), at a price of $2.1525 per share, for aggregate consideration of approximately $8,435,000, net of offering costs of

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

approximately $65,000. The consideration received consisted of cash proceeds of approximately $7,685,000 and conversion of advances of $750,000. No dividends were declared or paid to holders of Series A Convertible Stock. Upon completion of the Company's initial public offering, in July 1994, all Series A Convertible Stock was converted, on a one for one basis, into 4,012,610 shares of Common Stock.

Series B Convertible Preferred Stock/Syntex Warrants

Upon execution of the Syntex Collaborative Agreement (refer to Note 9), Syntex Corporation, the then parent company of Syntex (U.S.A.) Inc., purchased 3,750,000 shares of the Company's Preferred Series B Stock (the "Series B Preferred") and a warrant to purchase 1,071,428 shares of the Company's Common Stock (the "Common Warrant") for an aggregate purchase price of $15 million. The Series B Preferred will convert into 1,071,428 shares of Common Stock at the Company's option (i) upon the Company's Common Stock trading at an average price of $14.00 per share or more for 30 consecutive days, (ii) upon completion of a public offering with minimum aggregate proceeds of $10 million and minimum price of $14.00 per share or
(iii) after April 8, 1998. Syntex Corporation may elect to convert the Series B Preferred into Common Stock at any time. The holders of the Series B Preferred are entitled to receive a liquidation preference of $4.00 per share, after which remaining assets would be distributed ratably to the holders of Common Stock. The Common Warrant is exercisable for five years at $21.00 per share for an aggregate purchase price of $22.5 million. The warrants have been recorded at zero in the accompanying financial statements as the value was de minimus upon issuance. The Company has the right to accelerate the expiration of the Common Warrant at any time.

Warrants

In connection with the Company's initial public offering in July 1994, the Company issued a warrant to the underwriter and stockholder to purchase 133,333 shares of Common Stock at an exercise price of $13.50 per share. The warrant became exercisable for four years beginning July 12, 1995, and has been recorded at zero in the accompanying financial statements as the value was de minimus upon issuance.

In connection with the issuance of the Series A Preferred, the Company issued warrants to acquire 413,705 shares at $2.1525 per share. These warrants have been recorded at zero in the accompanying financial statements as the value was de minimus upon issuance. The warrants were exercisable over an 18-month period beginning May 17, 1993, however, in November 1994, in return for the pro rata expiration of a cashless exercise provision of the warrants, the exercise provision was extended to November 17, 1995. In July 1995, 21,428 warrants were exercised of which 16,071 shares were issued for cash and 5,357 warrants were exercised under a cashless provision, netting to an issuance of 3,956 shares. On July 11, 1995, in return for an agreement to not sell or otherwise dispose of any shares of the Company's Common Stock held by the remaining warrant holders, the exercise provision was extended to May 17, 1996 and the pro rata expiration of the cashless exercise provision was rescinded. In March and May 1996, the remaining 392,277 warrants were exercised under a cashless provision, netting to an issuance of 260,041 shares.

In connection with the advances from D. Blech & Company Incorporated ("D. Blech"), the Company issued D. Blech and a related party warrants to purchase 28,571 shares of the Company's Common Stock at $.035 per share, exercisable over a five year period beginning January 1993. The warrants have been recorded at zero in the accompanying financial statements as the value was de minimus upon issuance. In September 1997, 24,291 warrants were exercised for cash and the remaining warrants expired in December 1997.

In connection with loans from two directors of BCM Technologies, Inc., the Company issued warrants to purchase 5,714 shares of Series A Preferred Stock at $2.1525 per share. The warrants have been recorded at zero in the accompanying financial statements as the value was de minimus upon issuance. One warrant for 2,857 shares was exercised in 1994 and the remaining warrant for 2,857 shares was exercised in May 1996.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

7. 401(K) PLAN, STOCK OPTION PLANS, AND EMPLOYEE STOCK PURCHASE PLAN:

The Company adopted a 401(k) plan in 1994. Under the plan, employees can contribute up to 15 percent of their compensation subject to limitations as defined by the Internal Revenue Service. The Company has the option to match an employee's contribution as determined each year by the Company. An employee vests in the Company's matching contribution based on years of service. No matching contribution had been made through December 31, 1996. In 1997, the Company implemented a 25% match of employee contributions to be made with shares of the Company's Common Stock at year end based on the year end closing price per share.

In March 1994, the Board of Directors adopted, and the stockholders subsequently approved, the 1994 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan, as amended in 1997, reserved 390,000 shares of common stock for issuance thereunder. The plan permits each director of the Company who is not otherwise employed by the Company who (i) was a director on July 12, 1994 or (ii) is first elected as a director after the date of adoption of the Directors' Plan, automatically will be granted an option to purchase 10,000 and 30,000 shares of common stock, respectively. In addition, annually on April 26th , each non-employee director who has been a non-employee director for at least six months shall be granted an option to purchase 5,000 shares of Common Stock of the Company. All options under this plan vest in four equal annual installments commencing on the date of grant.

In April 1993, the Board of Directors approved the 1993 Stock Option Plan (the "Option Plan"). The Option Plan, as amended in 1997, provides for the grant of up to 3,945,714 incentive and nonstatutory options to acquire the Company's common stock. The option prices for the incentive and nonstatutory options shall be not less than 100 percent and 85 percent, respectively, of the fair market value of the stock as determined by the Company's Board of Directors.

In March 1994, the Board of Directors adopted the Employee Stock Purchase Plan and reserved 857,142 shares of Common Stock for issuance thereunder. The plan permits full-time employees to purchase Common Stock through payroll deductions (which cannot exceed 15 percent of each employee's compensation) at the lower of 85 percent of fair market value at the beginning of each offering period, as defined, or the fair market value at the end of each six-month purchase period. In 1996 and 1997, 108,751 and 62,259 shares, respectively, were purchased by employees under this plan at $2.66 to $6.48 per share.

The Company accounts for its stock based compensation plans under Accounting Principles Board Opinion No. 25 and the related Interpretations. Accordingly, deferred compensation is recorded for stock options based on the excess of the deemed value of the common stock on the date the options were granted over the aggregate exercise price of the options. This deferred compensation is amortized over the vesting period of each option. For certain stock options granted prior to its initial public offering, the Company recorded deferred compensation. Such deferred compensation totals approximately $2 million, of which $394,977, $393,754 and $192,638 was recognized as expense during the years ended December 31, 1995, 1996 and 1997, respectively, and the remaining amount at December 31, 1997, $56,348, will be amortized to expense in 1998. As the exercise price of all options issued since the Company's initial public offering in July 1994 has been equal to or greater than the market price of the Company's stock on the date of grant, no further deferred compensation was recorded. In 1997, $216,817 of previously recorded deferred compensation was reversed due to the cancellation of certain options upon termination of the employees. No compensation cost has been recognized under the Company's stock purchase plan.

In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" which, if fully adopted, requires the Company to record stock based compensation at fair value. The Company has adopted the disclosure requirements of SFAS No. 123 and has elected not to record related compensation expense in accordance with this statement. Had compensation expense for its stock option and stock purchase plans been determined consistent with

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

SFAS No. 123, the Company's net loss and net loss per share would have been increased to the pro forma amounts indicated below. The compensation costs disclosed here may not be representative of the effects of pro forma net income in future years.

                                                 1995            1996            1997
                                                 ----            ----            ----
Net loss:                     As reported      $10,149,711     $10,652,972     $11,753,701
                              Pro forma        $11,028,844     $12,449,641     $14,218,819

Basic and diluted
net loss per share:           As reported            $1.10           $0.84           $0.86
                              Pro forma              $1.20           $0.98           $1.04

The following is a summary of stock option activity:

                                                        1993 STOCK OPTION PLAN                DIRECTORS PLAN
                                                        ----------------------                --------------

                                                                      WEIGHTED-AVG.                  WEIGHTED-AVG.
                                                     OPTIONS            PRICE ($)         OPTIONS      PRICE ($)
                                                     -------            ---------         -------      ---------
Balance at December 31, 1994..................      1,230,612              1.76            50,000        7.50
                                                    ---------              ----           -------        ----

Granted.......................................        477,250              6.54           140,000        4.91
Exercised.....................................       (155,088)             1.54            (2,500)       7.50
Canceled......................................        (74,978)             3.66           (37,500)       7.07
                                                    ---------              ----           -------        ----

Balance at December 31, 1995..................      1,477,796              3.23           150,000        5.19
                                                    ---------              ----           -------        ----

Granted.......................................        784,349              4.92            20,000        6.25
Exercised.....................................       (250,676)             0.85               --           --
Canceled......................................       (278,204)             5.80           (30,000)       3.63
                                                    ---------              ----           -------        ----

Balance at December 31, 1996..................      1,733,265              3.94           140,000        5.68
                                                    ---------              ----           -------        ----

Granted.......................................        755,943              6.55            25,000        6.88
Exercised.....................................       (197,065)             2.39                --          --
Canceled......................................       (192,237)             5.08                --          --
                                                    ---------              ----           -------        ----

Balance at December 31, 1997..................      2,099,906              4.91           165,000        5.86
                                                    =========              ====           =======        ====

Exercisable at December 31, 1995..............        645,065              2.15             5,000        7.50
Exercisable at December 31, 1996..............        774,465              2.94            35,000        5.86
Exercisable at December 31, 1997..............      1,059,727              4.02            70,000        5.77

At December 31, 1997, 1,163,837 and 222,500 options were available for future grant under the 1993 Stock Option Plan and Directors Plan, respectively. The exercise price of options outstanding under the 1993 Stock Option Plan and Directors' Plan at December 31, 1997 range from $0.18 to $9.88 and $3.63 to $7.50, respectively. The weighted average contractual life of options outstanding at December 31, 1997 was nine years for both the 1993 Stock Option Plan and Directors Plan.

The weighted average fair value of options granted in 1995, 1996 and 1997 was $4.78, $3.45 and $4.90, respectively, under the 1993 Stock Option Plan. The weighted average fair value of options granted in 1995, 1996 and 1997 was $3.70, $4.30 and $5.28, respectively, under the Directors' Plan. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995, 1996 and 1997, respectively: risk-free interest rates of 6.5 percent for all years; no expected dividend yields for all years; expected lives of 6 years for all years and expected volatility of 82, 72 and 85 percent.

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

The weighted average fair value of purchase rights granted in 1995, 1996 and 1997 was $1.33, $1.37 and $3.20, respectively, under the Employee Stock Purchase Plan. The fair value of employee purchase rights was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for 1995, 1996 and 1997, respectively: risk-free interest rates of 5.8, 5.6 and 5.8 percent; no expected dividend yields for all years; expected lives of 1.5 years for all years and expected volatility of 77, 72 and 72 percent.

8. FEDERAL INCOME TAXES:

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized differently in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax bases of liabilities and assets using exacted tax rates and laws in effect in the years in which the differences are expected to reverse. Deferred tax assets are evaluated for realization based on a more-likely-than-not criteria in determining if a valuation should be provided.

As of December 31, 1997, the Company has generated net operating loss ("NOL") carryforwards of approximately $39 million and research and development credits of approximately $1.2 million available to reduce future income taxes. These carryforwards begin to expire in 2007. A change in ownership, as defined by federal income tax regulations, could significantly limit the Company's ability to utilize its carryforwards. The Company's ability to utilize its current and future NOLs to reduce future taxable income and tax liabilities may be limited. Additionally, because Federal tax regulations limit the time during which these carryforwards may be applied against future taxes, the Company may not be able to take full advantage of these attributes for federal income tax purposes. As the Company has had cumulative losses and there is no assurance of future taxable income, a valuation allowance has been established to fully offset the deferred tax asset at December 31, 1997 and 1996. The valuation allowance increased $4,443,779 and $3,834,402 for the years ended December 31, 1997 and 1996, respectively, primarily due to the Company's losses. The components of the Company's deferred tax assets are as follows:

                                                                                     DECEMBER 31,
                                                                                     ------------

                                                                                1996             1997
                                                                                ----             ----
Net operating loss carryforwards........................................     $9,714,245       $13,487,189
Research and development tax credits....................................        645,000         1,172,825
Capitalized start-up costs..............................................        363,735           205,014
Technology license......................................................        298,168           278,223
Tax basis of equipment, furniture and
leasehold improvements..................................................         97,498           123,720
Contract revenue........................................................        652,790           975,734
Other...................................................................         27,490                --
                                                                            -----------       -----------

Total deferred tax assets...............................................     11,798,926        16,242,705
Less valuation allowance................................................    (11,798,926)      (16,242,705)
                                                                            -----------       -----------

Net deferred tax assets.................................................            $--               $--
                                                                            ===========       ===========

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

9. COLLABORATIVE, LICENSE AND RESEARCH AGREEMENTS:

Effective February 1995, the Company and Corange International Ltd., the parent company of the Boehringer Mannheim entered into a multi-year alliance agreement to develop gene therapy products to treat selected cancer indications. Under the terms of the agreement, Boehringer Mannheim has agreed to fund $25 million, plus certain amounts for achievement of milestones, for research and development at the Company, with payments to the Company of $5 million per year, plus milestones, for five years. Research and development funding of $4.6, $5.0 and $5.5 million, including a $0.5 million milestone payment in 1997, were received in 1995, 1996 and 1997, respectively. Because the Company may be obligated, upon certain circumstances, to conduct research and development in an amount not to exceed $5 million at the end of the five-year agreement, the Company has recognized contract revenue at 80 percent of research funding. In addition, Boehringer Mannheim has agreed to invest $20 million in the common equity of the Company at $4 million per year. The first four $4 million equity investments were made in July 1995, February 1996, February 1997 and February 1998 in which 444,444, 418,629, 533,333 and 533,333 common shares were issued at $9.00, $9.56,
$7.50 and $7.50 per share, respectively. The price per share for common equity investments by Boehringer Mannheim for the years 1996 through 1999 is based upon the 15 consecutive trading days immediately preceding February 1 for each year, with the purchase in 1996 at a 20 percent premium. In no case shall the purchase price be less than $7.50 per share. All payments to the Company beginning in 1997 are subject to the achievement of certain milestones. The Company also granted Boehringer Mannheim a three-year option to expand the collaboration to include additional cancer indications.

In April 1994, the Company entered into a collaborative agreement with Syntex (U.S.A.) Inc., now a subsidiary of Roche Holding Ltd. to develop gene medicines for certain inflammatory and immunological disorders. The collaborative agreement ended in accordance with its terms in April 1997. Upon execution of the collaborative agreement, Syntex Corporation purchased 3,750,000 shares of the Company's Preferred Series B Stock and a warrant to purchase 1,071,428 shares of the Company's Common Stock. Refer to Note 6.

In 1992, the Company entered into license agreements with Baylor whereby the Company has exclusive noncancelable worldwide licenses to use certain technology. In exchange for the grant of this exclusive license, the Company issued 600,000 shares of its common stock to Baylor. Pursuant to the license agreement, the Company will pay Baylor, for the longer of 10 years or the life of the patent, beginning with the first commercial sale of a product incorporating the licensed technologies, a royalty on net sales by the Company of products incorporating any of the such technologies.

Effective May 7, 1993, the Company obtained a worldwide, exclusive license for the gene-switch technology initially developed by Baylor in exchange for 14,286 shares of common stock and future royalty payments on net sales by the Company of any products incorporating the licensed technologies.

The Company has entered into several sponsored research agreements with a number of research institutes. During 1995, 1996 and 1997, the Company paid $1,340,000, $1,442,100 and $1,055,000 respectively, pursuant to these agreements and has committed to pay an additional $446,000 and $148,000 in 1998 and 1999, respectively under these research agreements.

In addition, the Company has entered into other licensing agreements with various universities and research organizations. Under the terms of these agreements, the Company has received exclusive and nonexclusive licenses to technology or technology claimed, in certain patents or patent applications. The Company is required to make payments of nonrefundable license fees and royalties on future sales of products employing the technology. In 1995, 1996 and 1997, the Company paid license fees of $250,000, $362,000 and $238,000, respectively, under these agreements, which have been recorded as a research and development expense. To retain these licenses in future years the Company has

                               GENEMEDICINE, INC.
                (A Delaware Corporation in the Development Stage)
                    NOTES TO FINANCIAL STATEMENTS-(Continued)

committed to pay approximately $120,000 through 1998.

10. CONSULTING AND RELATED AGREEMENTS:

In 1995, in connection with the execution of the Boehringer Mannheim alliance agreement, the Company paid a fee of $350,000 to a former chairman and stockholder of the Company pursuant to a finder's agreement.

The Company has entered into consulting agreements with certain individuals to assist its clinical and research and development efforts. Pursuant to these agreements, the Company paid $494,000, $447,000 and $384,000 in 1995, 1996 and
1997, respectively. The fees are recorded as research and development expense as incurred. In 1996, the Company paid a director of the Company $20,300 under a consulting agreement.

11. COMMITMENTS:

The Company has entered into employment agreements with its chief executive and other key employees which have initial expiration dates ranging from 1996 to 1999. The agreements are thereafter automatically renewed for successive twelve-month terms, unless terminated by the Company or employee. Such agreements provide that, in the case of termination without cause, the employees are entitled to payments ranging from 25 percent to 85 percent of their annual salaries. The aggregate amount charged to expense during 1995, 1996 and 1997 pursuant to these agreements totaled $848,000, $872,000 and $821,000, respectively.

On October 29, 1993, the Company entered into an agreement to lease building facilities from a real estate company. This operating lease commenced in January 1995 and continues for a lease term of 10 years. The obligations under this lease along with other operating leases are as follows:

1998..................................   $855,000
1999..................................    854,000
2000..................................    906,000
2001..................................    906,000
2002..................................    906,000
2003..................................    906,000
2004..................................    906,000

                                 EXHIBIT 11.1

GENEMEDICINE, INC.
Calculation of Weighted Average Shares Outstanding Period for the Twelve Months Ended Dec. 31, 1997
0             31-Dec-96       13,077,369       13,077,369    x         2         =          26,154,738
564            2-Jan-97       13,077,933       13,077,933    x         1         =          13,077,933
4,450          3-Jan-97       13,082,383       13,082,383    x         0         =                   0
833            3-Jan-97       13,083,216       13,083,216    x         0         =                   0
282            3-Jan-97       13,083,498       13,083,498    x         4         =          52,333,992
564            7-Jan-97       13,084,062       13,084,062    x         0         =                   0
141            7-Jan-97       13,084,203       13,084,203    x         0         =                   0
486            7-Jan-97       13,084,689       13,084,689    x         8         =         104,677,512
5,236         15-Jan-97       13,089,925       13,089,925    x         1         =          13,089,925
329           16-Jan-97       13,090,254       13,090,254    x         0         =                   0
70            16-Jan-97       13,090,324       13,090,324    x        14         =         183,264,536
533,333       30-Jan-97       13,623,657       13,623,657    x         6         =          81,741,942
600            5-Feb-97       13,624,257       13,624,257    x         0         =                   0
120            5-Feb-97       13,624,377       13,624,377    x         0         =                   0
564            5-Feb-97       13,624,941       13,624,941    x         1         =          13,624,941
1,000          6-Feb-97       13,625,941       13,625,941    x         0         =                   0
1,150          6-Feb-97       13,627,091       13,627,091    x         1         =          13,627,091
564            7-Feb-97       13,627,655       13,627,655    x         4         =          54,510,620
1,300         11-Feb-97       13,628,955       13,628,955    x         0         =                   0
50            11-Feb-97       13,629,005       13,629,006    x         1         =          13,629,005
425           12-Feb-97       13,629,430       13,629,430    x         2         =          27,258,860
952           14-Feb-97       13,630,382       13,630,382    x         0         =                   0
1,034         14-Feb-97       13,631,416       13,631,416    x         0         =                   0
2,490         14-Feb-97       13,633,906       13,633,906    x         0         =                   0
1,100         14-Feb-97       13,635,006       13,645,006    x         4         =          54,540,024
423           18-Feb-97       13,635,429       13,635,429    x         0         =                   0
94            18-Feb-97       13,635,523       13,635,523    x         0         =                   0
240           18-Feb-97       13,635,763       13,635,763    x         1         =          13,635,763
928           19-Feb-97       13,636,691       13,636,691    x         1         =          13,636,691
500           20-Feb-97       13,637,191       13,637,191    x         0         =                   0
3,290         20-Feb-97       13,640,481       13,640,481    x         0         =                   0
120           20-Feb-97       13,640,601       13,640,601    x         1         =          13,640,601
10,000        21-Feb-97       13,650,601       13,650,601    x         0         =                   0
280           21-Feb-97       13,650,881       13,650,881    x         0         =                   0
688           21-Feb-97       13,651,569       13,651,569    x         0         =                   0
120           21-Feb-97       13,651,689       13,651,689    x         3         =          40,955,067
319           24-Feb-97       13,652,008       13,652,008    x         0         =                   0
253           24-Feb-97       13,652,261       13,652,261    x         0         =                   0
266           24-Feb-97       13,652,527       13,652,527    x         1         =          13,652,527
250           25-Feb-97       13,652,777       13,652,777    x         1         =          13,652,777
800           26-Feb-97       13,653,577       13,653,577    x         1         =          13,652,577
459           27-Feb-97       13,654,036       13,654,035    x         2         =          27,308,072
238            1-Mar-97       13,654,274       13,654,274    x         2         =          27,308,548
4,942          3-Mar-97       13,659,216       13,659,216    x         1         =          13,659,216
5,037          4-Mar-97       13,664,253       13,664,253    x         7         =          95,649,771
700           11-Mar-97       13,664,953       13,664,953    x        15         =         204,974,295
2,499         26-Mar-97       13,667,452       13,667,452    x         1         =          13,667,452
500           27-Mar-97       13,667,952       13,667,952    x         0         =                   0
360           27-Mar-97       13,668,312       13,668,312    x         0         =                   0
730           27-Mar-97       13,669,042       13,669,042    x         8         =         109,352,336
4,563          4-Apr-97       13,673,605       13,673,605    x         6         =          82,041,630
141           10-Apr-97       13,673,746       13,673,746    x         0         =                   0
33            10-Apr-97       13,673,779       13,673,779    x         0         =                   0
3,000         10-Apr-97       13,676,779       13,676,779    x         1         =          13,676,779
1,738         11-Apr-97       13,678,517       13,678,517    x         4         =          54,714,068
141           15-Apr-97       13,678,658       13,678,658    x         9         =         123,107,922
2,967         24-Apr-97       13,681,625       13,681,625    x         5         =          68,408,125
4,467         29-Apr-97       13,686,092       13,686,092    x         1         =          13,686,092
4,300         30-Apr-97       13,690,392       13,690,392    x         1         =          13,690,392
476            1-May-97       13,690,868       13,690,868    x         1         =          13,690,868
238            2-May-97       13,691,106       13,691,106    x        10         =         136,911,060
595           12-May-97       13,691,701       13,691,701    x         0         =                   0
700           12-May-97       13,692,401       13,692,401    x         0         =                   0
1,000         12-May-97       13,693,401       13,693,401    x         0         =                   0
357           12-May-97       13,693,758       13,693,758    x         0         =                   0
1,016         12-May-97       13,694,744       13,694,744    x         0         =                   0
1,260         12-May-97       13,696,034       13,696,034    x         0         =                   0
1,805         12-May-97       13,697,839       13,697,839    x         2         =          27,395,678
500           14-May-97       13,698,339       13,698,339    x         0         =                   0
200           14-May-97       13,698,589       13,698,589    x         1         =          13,698,539
1,050         15-May-97       13,699,589       13,699,589    x         5         =          68,497,945
4,000         20-May-97       13,703,589       13,703,589    x         2         =          27,407,178

500         22-May-97    13,704,089     13,704,089    x        1       =        13,704,089
1,500       23-May-97    13,705,589     13,705,589    x        0       =                 0
180         23-May-97    13,705,769     13,705,769    x        0       =                 0
4,610       23-May-97    13,710,379     13,710,379    x        4       =        54,841,516
500         27-May-97    13,710,879     12,710,879    x        1       =        13,710,879
850         28-may-97    13,711,729     13,711,729    x        0       =                 0
450         28,May-97    13,712,179     13,712,179    x        1       =        13,712,179
900         29-May-97    13,713,079     13,713,079    x        0       =                 0
900         29-May-97    13,713,979     13,713,979    x        1       =        13,713,979
1,081       30-May-97    13,715,060     13,715,060    x        0       =                 0
353         30-May-97    13,715,413     13,715,413    x        0       =                 0
260         30-May-97    13,715,673     13,715,673    x        0       =                 0
280         30-May-97    13,715,953     13,715,953    x        0       =                 0
240         30-May-97    13,716,193     13,716,193    x        5       =        68,580,965
190          4-Jun-97    13,716,383     13,716,383    x        0       =                 0
382          4-Jun-97    13,716,765     13,716,765    x        0       =                 0
480          4-Jun-97    13,717,245     13,717,245    x        0       =                 0
94           4-Jun-97    13,717,339     13,717,339    x        0       =                 0
140          4-Jun-97    13,717,479     13,717,479    x        1       =        13,717,479
10,000       5-Jun-97    13,727,479     13,727,479    x        0       =                 0
500          5-Jun-97    13,727,979     13,727,979    x        6       =        82,367,874
1,690       11-Jun-97    13,729,669     13,729,669    x        0       =                 0
688         11-Jun-97    13,730,357     13,730,357    x        0       =                 0
120         11-Jun-97    13,730,477     13,730,477    x        1       =        13,730,477
140         12-Jun-97    13,730,617     13,730,617    x        0       =                 0
60          12-Jun-97    13,730,677     13,730,677    x       18       =       247,152,186
28,106      30-Jun-97    13,758,783     13,758,783    x        1       =        13,758,783
17,500       1-Jul-97    13,776,283     13,776,283    x        0       =                 0
238          1-Jul-97    13,776,521     13,776,521    x        2       =        27,553,042
157          3-Jul-97    13,776,678     13,776,678    x        0       =                 0
815          3-Jul-97    13,777,493     13,777,493    x        0       =                 0
282          3-Jul-97    13,777,775     13,777,775    x        5       =        68,888,875
7,406        8-Jul-97    13,785,181     13,785,181    x        0       =                 0
1,684        8-Jul-97    13,786,865     13,786,865    x        0       =                 0
329          8-Jul-97    13,787,194     13,787,194    x        3       =        41,361,582
4,000       11-Jul-97    13,791,194     13,791,194    x        4       =        55,164,776
4,205       15-Jul-97    13,795,399     13,795,399    x        2       =        27,590,798
6,935       17-Jul-97    13,802,334     13,802,334    x       47       =       648,709,698
238          2-Sep-97    13,802,572     13,802,572    x       13       =       179,433,436
833         15-Sep-97    13,803,405     13,803,405    x        9       =       124,230,645
24,291      24-Sep-97    13,827,696     13,827,696    x        8       =       110,621,568
188         02-Oct-97    13,827,884     13,827,884    x       14       =       193,590,376
714         16-Oct-97    13,828,598     13,828,598    x        0       =                 0
188         16-Oct-97    13,828,786     13,828,786    x        0       =                 0
2,524       16-Oct-97    13,831,310     13,831,310    x       24       =       331,951,440
13,151      09-Nov-97    13,844,461     13,844,461    x        4       =        55,377,844
238         13-Nov-97    13,844,699     13,844,699    x        1       =        13,844,699
478         14-Nov-97    13,845,177     13,845,177    x       12       =       166,142,124
840         26-Nov-97    13,846,017     13,846,017    x        0       =                 0
140         26-Nov-97    13,846,157     13,846,157    x        7       =        96,923,099
121         03-Dec-97    13,846,278     13,846,278    x        1       =        13,846,278
453         04-Dec-97    13,846,731     13,846,731    x        7       =        96,927,117
10,000      11-Dec-97    13,856,731     13,856,731    x        1       =        13,856,731
783         12-Dec-97    13,857,514     13,857,514    x        0       =                 0
295         12-Dec-97    13,857,809     13,857,809    x        0       =                 0
235         12-Dec-97    13,858,044     13,858,044    x        3       =        41,574,132
564         15-Dec-97    13,858,608     13,858,608    x        0       =                 0
300         15-Dec-97    13,858,908     13,858,908    x        8       =       110,871,264
1,190       23-Dec-97    13,860,098     13,860,098    x        8       =       110,880,784
34,153      31-Dec-97    13,894,251     13,894,251    x        0       =                 0
66          31-Dec-97    13,894,317     13,894,317    x        0       =                 0
17,105      31-Dec-97    13,911,422     13,911,422    x        0       =                 0
---------    31-Dec-97
834,053                                                       365 day        5,001,534,802/      365        13,702,835
                                                              =======        ==============      ===        ==========

                                                                                   Loss                     Per Share
                                                                                   ----                     ---------

                                                                                11,753,701                     $0.86

                                  EXHIBIT 23.1

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 10-K into the Company's previously filed Registration Statement on Form S-8 dated September 6, 1994.

                                                        ARTHUR ANDERSEN LLP

The Woodlands, Texas
March 25, 1998

(ARTICLE) 5

(PERIOD-TYPE)                           12-MOS
(FISCAL-YEAR-END)                                     DEC-31-1997
(PERIOD-START)                                        JAN-01-1997
(PERIOD-END)                                          DEC-31-1997
(CASH)                                                    873,180
(SECURITIES)                                           23,708,845
(RECEIVABLES)                                                   0
(ALLOWANCES)                                                    0
(INVENTORY)                                                     0
(CURRENT-ASSETS)                                       24,757,153
(PP&E)                                                  3,220,987
(DEPRECIATION)                                                  0
(TOTAL-ASSETS)                                         27,987,335
(CURRENT-LIABILITIES)                                   1,814,889
(BONDS)                                                         0
(PREFERRED-MANDATORY)                                           0
(PREFERRED)                                                 3,750
(COMMON)                                                   13,911
(OTHER-SE)                                             23,180,001
(TOTAL-LIABILITY-AND-EQUITY)                           27,987,335
(SALES)                                                         0
(TOTAL-REVENUES)                                        6,813,145
(CGS)                                                           0
(TOTAL-COSTS)                                          18,566,846
(OTHER-EXPENSES)                                                0
(LOSS-PROVISION)                                                0
(INTEREST-EXPENSE)                                              0
(INCOME-PRETAX)                                      (11,753,701)
(INCOME-TAX)                                                    0
(INCOME-CONTINUING)                                             0
(DISCONTINUED)                                                  0
(EXTRAORDINARY)                                                 0
(CHANGES)                                                       0
(NET-INCOME)                                         (11,753,701)
(EPS-PRIMARY)                                               (.83)
(EPS-DILUTED)                                               (.83)